GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

INDEX TO UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION	F-1
CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME	F-3
CONSOLIDATED CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME	F-5
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´EQUITY	F-6
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS	F-8
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS	F-10

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	03.31.25	12.31.24
Assets
Cash and Due from Banks	3 and 4	6,161,588,760	7,322,813,233
Cash		1,486,961,021	3,150,139,510
Financial Institutions and Correspondents		4,674,627,739	4,172,673,723
Argentine Central Bank (BCRA)		4,337,439,001	3,961,270,315
Other, local and foreign financial institutions		337,188,738	211,403,408
Debt Securities at Fair Value through Profit or Loss	3 and A	1,331,346,841	1,637,926,982
Derivative Financial Instruments	3	12,114,688	4,517,903
Repurchase Transactions	3	61,100,392	—
Other Financial Assets	3 and 5	2,323,855,271	1,885,172,397
Loans and Other Financing	3 and 6	16,484,083,272	15,621,023,971
Non-financial Public Sector		9,083,960	8,843,039
Other Financial Institutions		118,948,414	178,433,805
Non-financial Private Sector and Residents Abroad		17,302,567,883	16,158,663,135
Expected credit loss allowance		(946,516,985)	(724,916,008)
Other Debt Securities	3 and A	4,901,855,084	4,864,662,160
Financial Assets Pledged as Collateral	3 and 7	1,086,728,675	1,611,617,385
Current Income Tax Assets		934,987	227,168
Investments in Equity Instruments	3 and 8	72,756,726	45,693,300
Investments in Subsidiaries, Associates and Joint Ventures	9	1,923,296	4,438,050
Property, Plant and Equipment	10	1,099,591,051	1,080,828,136
Intangible Assets	11	322,034,800	330,578,023
Deferred Income Tax Assets		493,994,955	442,983,468
Insurance Contract Assets	12	36,437,770	37,178,393
Reinsurance Contract Assets	12	60,810,309	59,124,372
Other Non-financial Assets		346,701,096	339,926,984
Non-current Assets Held for Sale	13	15,770,220	15,770,279
Total Assets		34,813,628,193	35,304,482,204
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	03.31.25	12.31.24
Liabilities
Deposits	3 and 14	19,220,849,572	20,231,127,931
Non-Financial Public Sector		342,318,898	308,030,172
Financial Sector		1,970,066	1,075,675
Non-Financial Private Sector and Residents Abroad		18,876,560,608	19,922,022,084
Liabilities at Fair Value through Profit or Loss	3	61,842,719	9,777,215
Derivative Financial Instruments	3	19,304,382	8,329,699
Repurchase Transactions	3	111,695,652	423,095,210
Other Financial Liabilities	3 and 15	4,758,917,377	3,868,112,993
Financing Received from the Argentine Central Bank and Other Financial Institutions	3 and 16	517,648,489	479,636,814
Debt Securities	3 and 17	1,061,434,677	1,096,011,970
Current Income Tax Liabilities	18	177,245,587	174,577,677
Subordinated Debt Securities	3 and 19	271,441,661	288,917,745
Provisions	33	339,614,689	430,578,034
Deferred Income Tax Liabilities		119,202,573	148,911,933
Insurance Contracts Liabilities	12	698,923,202	723,224,667
Reinsurance Contracts Liabilities	12	918,924	—
Other Non-Financial Liabilities		704,203,316	838,827,074
Total Liabilities		28,063,242,820	28,721,128,962
Shareholders´Equity	20
Capital Stock		1,606,254	1,588,514
Paid-in Capital		797,658,490	697,387,566
Capital Adjustments		1,781,641,887	1,777,901,786
Reserves		3,626,675,581	3,626,675,581
Retained Earnings		458,116,265	(1,305,854,780)
Other Comprehensive Income		(78,111,286)	21,511,467
Income from the Period/Fiscal Year		162,579,195	1,763,971,045
Shareholders' Equity Attributable to Parent Company's Owners		6,750,166,386	6,583,181,179
Shareholders' Equity Attributable to Non-controlling Interests		218,987	172,063
Total Shareholders' Equity		6,750,385,373	6,583,353,242
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	03.31.25	03.31.24
Interest-related Income	21	1,767,412,833	3,440,229,813
Interest-related Expenses	21	(698,297,733)	(1,293,954,303)
Net Income from Interest		1,069,115,100	2,146,275,510
Fee Income	21	415,445,241	295,035,166
Fee related Expenses	21	(53,710,476)	(41,519,836)
Net Fee Income		361,734,765	253,515,330
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	21	220,354,146	198,390,907
Income from Derecognition of Assets Measured at Amortized Cost		29,478,025	136,270,144
Exchange Rate Differences on Foreign Currency	22	16,068,427	57,180,396
Other Operating Income	23	165,893,041	145,884,250
Insurance Business Result	24	27,870,042	19,042,584
Impairment Charge	25	(400,748,571)	(143,810,165)
Net Operating Income		1,489,764,975	2,812,748,956
Personnel Expenses	26	(234,175,649)	(203,273,193)
Administrative Expenses	27	(266,553,714)	(186,539,038)
Depreciation Expenses	28	(62,026,531)	(45,722,955)
Other Operating Expenses	29	(296,540,074)	(505,007,561)
Loss on Net Monetary Position		(391,513,430)	(1,283,845,895)
Operating Income		238,955,577	588,360,314
Share of Profit from Associates and Joint Ventures	9	(3,742,554)	(2,186,502)
Income before Taxes on Continuing Operations		235,213,023	586,173,812
Income Tax on Continuing Operations		(72,585,210)	(200,281,111)
Net Income from Continuing Operations		162,627,813	385,892,701
Net Income for The Period		162,627,813	385,892,701
Net Income for The Period Attributable to Parent Company's Owners		162,579,195	386,056,421
Net Income for The Period Attributable to Non- controlling Interests		48,618	(163,720)
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	03.31.25	03.31.24
Earnings per Share
Net income attributable to Parent Company's Owners		162,579,195	386,056,421
Net income attributable to Parent Company's Owners Adjusted by Dilution Effects		162,579,195	386,056,421
Weighted Average of Outstanding Ordinary Shares in the Period		1,597,778	1,474,692
Weighted Average of Outstanding Ordinary Shares in the Period Adjusted by Dilution Effects		1,597,778	1,474,692
Basic Earnings per Share		101.75	261.79
Diluted Earnings per Share		101.75	261.79
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	03.31.25	03.31.24
Net Income for the Period		162,627,813	385,892,701
Items of Other Comprehensive Income to be reclassified to Income for the period
Exchange Difference for Translation of Financial Statements		765,272	(130,343)
Share of Other Comprehensive Income of associates and joint ventures accounted for using the equity method		(7,601)	—
Losses from Financial Instruments
Income for the Period from Financial Instruments at Fair Value through OCI	21	(150,076,028)	(482,939)
Income Tax		49,693,910	207,895
Total Other Comprehensive Income		(99,624,447)	(405,387)
Total Other Comprehensive Income Attributable to Parent Company's Owners		(99,622,753)	(405,387)
Total Other Comprehensive Income Attributable to Non-controlling Interests		(1,694)	—
Total Comprehensive Income		63,003,366	385,487,314
Total Comprehensive Income Attributable to Parent Company's Owners		62,956,442	385,651,034
Total Comprehensive Income Attributable to Non-controlling Interests		46,924	(163,720)
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDER´S EQUITY
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid in capital		Other Comprehensive Income		Reserves		Retained Earnings	Total Shareholders´ Equity Attributable to parent company´s owners	Total Shareholders´ Equity to Non- controlling Interest	Total Shareholders´ Equity
Changes	Notes	Outstanding	Share Premiums	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Others	Legal Reserve	Others Reserves
Balances as of 12.31.24		1,588,514	697,387,566	1,777,901,786	17,885,897	3,625,570	109,542,574	3,517,133,007	458,116,265	6,583,181,179	172,063	6,583,353,242
Capital increase	20	17,740	100,270,924	3,740,101	—	—	—	—	—	104,028,765	—	104,028,765
Total Comprehensive Income for the Period
Net Income for the Period		—	—	—	—	—	—	—	162,579,195	162,579,195	48,618	162,627,813
Other Comprehensive Income for the Period		—	—	—	(100,382,118)	759,365	—	—	—	(99,622,753)	(1,694)	(99,624,447)
Balances as of 03.31.25		1,606,254	797,658,490	1,781,641,887	(82,496,221)	4,384,935	109,542,574	3,517,133,007	620,695,460	6,750,166,386	218,987	6,750,385,373
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDER´S EQUITY
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid in capital		Other Comprehensive Income		Reserves		Retained Earnings	Total Shareholders´ Equity Attributable to parent company´s owners	Total Shareholders´ Equity to Non- controlling Interest	Total Shareholders´ Equity
Changes	Notes	Outstanding	Share Premiums	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Others	Legal Reserve	Others Reserves
Balances as of 12.31.23		1,474,692	17,281,187	1,719,612,939	2,173,081	3,441,508	69,794,503	3,466,155,465	(510,893,356)	4,769,040,019	209,779	4,769,249,798
Total Comprehensive Income for the Period
Net Income for the Period		—	—	—	—	—	—	—	386,056,421	386,056,421	(163,720)	385,892,701
Other Comprehensive Income for the Period		—	—	—	(275,044)	(130,343)	—	—	—	(405,387)	—	(405,387)
Balances as of 03.31.24		1,474,692	17,281,187	1,719,612,939	1,898,037	3,311,165	69,794,503	3,466,155,465	(124,836,935)	5,154,691,053	46,059	5,154,737,112
The accompanying notes and schedules are an integral part of these Consolidated Condensed Interim Financial Statements.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOW
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	03.31.25	03.31.24
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the Period before Income Tax		235,213,023	586,173,812
Adjustments to Obtain Operating Activities Flows:
Impairment Charge		400,748,571	143,810,165
Depreciation Expenses	28	62,026,531	45,722,955
Loss on Net Monetary Position		391,513,430	1,283,845,895
Exchange Rate Differences on Foreign Currency		(16,068,427)	(57,180,396)
Other Operations	4	(677,121,446)	(1,212,964,999)
Net (Increases)/Decreases from Operating Assets
Debt Securities measured at Fair Value through Profit or Loss		306,580,141	552,589,368
Derivative Financial Instruments		(7,596,785)	(47,581,477)
Repurchase Transactions		(199,033,862)	248,957,791
Other Financial Assets		(508,899,794)	108,338,863
Loans and Other Financing
Other Financial Institutions		(178,288,203)	128,176,068
Non-Financial Private Sector and Residents Abroad		(2,148,475,918)	(2,036,209,389)
Non-Financial Public Sector		(283,961)	405,318
Other Debt Securities		(37,192,924)	1,337,829,797
Financial Assets Pledged as Collateral		524,888,710	(5,722,858)
Investments in Equity Instruments		(28,767,571)	(900,483)
Other Non-financial Assets		(7,719,426)	55,898,594
Non-current Assets Held for Sale		59	154,605
Net Increases/(Decreases) from Operating Liabilities
Deposits
Financial Sector		1,078,314	(477,141)
Non-Financial Private Sector and Residents Abroad		192,841,787	1,436,026,100
Non-Financial Public Sector		63,778,304	89,829,018
Liabilities at Fair Value through Profit or Loss		52,065,504	(115,643,340)
Derivative Financial Instruments		10,974,683	60,356,341
Other Financial Liabilities		894,510,067	(622,461,158)
Provisions		(90,963,345)	71,527,924
Other Non-Financial Liabilities		(158,006,299)	(127,849,299)
Income Tax Payments		(151,345,966)	(212,821,181)
NET CASH (USED BY) / GENERATED BY OPERATING ACTIVITIES (A)		(1,073,544,803)	1,709,830,893

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOW
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes/Schedule	03.31.25	03.31.24
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments
Purchase of Property, Plant and Equipment and Intangible Assets(*)		(100,641,385)	(54,605,804)
Collections
Sales of Property, Plant and Equipment and Intangible Assets		26,707,175	1,548,971
Dividends from Joint Ventures and Associates		1,704,145	—
NET CASH USED IN INVESTMENT ACTIVITIES (B)		(72,230,065)	(53,056,833)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments
Repayment of Debt Securities		(179,298,451)	(69,379,174)
Financing from the Argentine Central Bank and Other Financial Institutions		(296,499,220)	(223,267,370)
Leases		(3,705,683)	(3,448,955)
Collections
Capital Increase		104,028,765	—
Proceeds from Issuance of Debt Securities		238,498,691	108,691,178
Financing from the Argentine Central Bank and Other Financial Institutions		300,940,996	239,466,682
NET CASH GENERATED BY FINANCING ACTIVITIES (C)		163,965,098	52,062,361
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (D)		204,187,919	83,765,517
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		(777,621,851)	1,792,601,938
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(510,143,579)	(2,911,985,206)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4	8,041,079,777	7,724,776,164
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	4	6,753,314,347	6,605,392,896
(*) In Purchase of Property, Plant and Equipment $2,626,533 were eliminated, related to additions of right of use assets related to new leasing arrangements, corresponding to a non-cash transactions.

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOW
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION
Grupo Financiero Galicia S.A. Information
Grupo Financiero Galicia S.A. (hereinafter, “the Company,” and jointly with its subsidiaries, “the Group” is a financial services holding company incorporated on September 14, 1999 under the laws of Argentina. The Company's interest in Banco de Galicia y Buenos Aires S.A.U. is its main asset. Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or “the Bank”, is a private bank that offers a wide range of financial products and services to both individuals and companies. Likewise, the Company is the parent company of Tarjetas Regionales S.A. (Naranja X, which holds investments related to the issuance of credit cards and services for the management of personal and commercial finances, Sudamericana Holding S.A., a company that consolidates insurance activities, Galicia Asset Management S.A.U., a mutual fund management company, Galicia Warrants S.A., a warrant issuer, IGAM LLC, an asset management company, Galicia Securities S.A.U., a Settlement and Compensation Agent and Trading Agent - Own Portfolio, Agri Tech Investments LLC, a company that seeks to provide a digital ecosystem to optimize agricultural management, Galicia Investments LLC and Galicia Ventures LP, companies dedicated to facilitate investment initiatives within the open innovation and corporate venturing program, and Galicia Holdings US Inc., parent company of Galicia Capital US LLC, a company for reaching new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
As a result of the acquisition of the HSBC Argentina Holdings S.A. and subsidiaries, the Group also controls, directly and indirectly, GGAL Holdings S.A., Banco GGAL S.A., GGAL Participaciones S.A.U., GGAL Asset Management S.A. S.G.F.C.I., GGAL Seguros S.A. and GGAL Seguros de Retiro S.A.
Date of authorization of Financial Statements
These Consolidated Condensed Interim Financial Statements have been approved and authorized for publication through Board of Directors' Minutes No. 743 dated June 9, 2025.
Basis for Preparation
These Consolidated Condensed Interim Financial Statements for the three month period ended March 31, 2025 have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).
In Argentina, the Group is subject to the provisions of Article 2, Section I, Chapter I of Title IV: Periodic Information Regime of the National Securities Commission (CNV) regulations and it is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank.
The Management of Grupo Financiero Galicia S.A. has concluded that the Consolidated Condensed Interim Financial Statements reasonably present the financial position, results of operations, and cash flows, in accordance with the IAS 34.
These consolidated condensed interim financial statements do not include all of the notes normally included in an annual consolidated financial statements. Accordingly, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024.
It should be noted that the Consolidated Condensed Interim Financial Statements have been prepared by applying accounting standards and measurement criteria consistent with those applied by the Company for the preparation of the annual Consolidated Financial Statements, except for the modifications described in Note 1(e).
The accounting standards have been consistently applied in all entities of the Group.
(a)    Measurement Unit
IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting period-end, irrespective of whether they are based on the historical cost or the current cost method. Accordingly, in general terms, non-monetary items should be adjusted for inflation occurring since the acquisition date or since the revaluation date, as the case may be. These requirements are also applicable to the comparative information reported in the financial statements. According to IAS 29, monetary assets and liabilities are not required to be restated, for they are stated in the measurement unit as of the end of the reporting period. Assets and liabilities subject to adjustments based on specific

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
agreements will be adjusted on the basis of such agreements. Non-monetary items measured at their fair values at the end of the reporting period, such as net realizable value or otherwise, will not be restated. The other non-monetary assets and liabilities will be restated by applying a general price index. The income (loss) from the net monetary position will be charged to net income for the reporting period in a separate item.
In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the standard sets forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.
The Group has applied IAS 29, Financial Reporting in hyperinflationary Economy, in preparing these consolidated condensed interim financial statements for all periods presented.
These consolidated condensed interim financial statements are based on a historical cost.
(b)    Foreign Currency Translation
–Functional Currency and Presentation Currency
The figures included in the Consolidated Condensed Interim Financial Statements are stated in their functional currency, that is, in the currency of the main economic environment in which the Group operates. The Consolidated Condensed Interim Financial Statements are presented in Argentine pesos, which is the Group's functional and presentation currency.
–Transactions and Balances
The transactions in foreign currency are translated into the functional currency at the exchange rate in force on the transactions or the valuation dates when the items are measured at closing exchange rate. Profits and losses in foreign currency resulting from the settlement of these transactions and the translation of monetary assets and liabilities in foreign currency at closing exchange rate, are recognized in the Statement of Income in the item “Exchange Rate Differences Foreign Currency,” except when they are deferred in equity by transactions which qualify as cash flows hedges, if appropriate.
Assets and liabilities in foreign currency are measured at the reference exchange rate of the US dollar defined by the Argentine Central Bank, in force at the close of operations on the last business day of each month.
As of March 31, 2025, December 31, 2024, and March 31, 2024, balances in US dollars were translated at the reference exchange rate (Ps. 1073.8750, Ps. 1032.5000, and Ps. 857.4167, respectively established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using the types of exchange rate reported by the Argentine Central Bank.
(c)    Going concern
As of the date of these consolidated condensed interim financial statements, there is no uncertainty regarding events or conditions that may give rise to doubts about the possibility of the Group continuing to operate normally as a going concern.
(d)    Comparative information
Balances as of December 31, 2024 and March 31, 2024 exposed in these financial statements, for comparison purposes, arise from the Financial Statements as of those dates stated in closing currency.
(e)    New Accounting Standards
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS Accounting Standards as set out below:

Amendments to IAS 21: Lack of exchangeability
Item	The amendment provides guidance for entities to apply a consistent approach to the assessment of whether a currency is exchangeable at the measurement date and for a specific purpose, and if not, the determination of the exchange rate to be used for measurement purposes and the disclosures to be provided in their financial statements. A currency is exchangeable when there is the possibility of exchanging it for another currency, with normal administrative delays, and the transaction occurs through markets or exchange mechanisms that create enforceable rights and obligations.
Publication date	August, 2023
Effective date	As of January 1, 2025. Its early application is allowed.
Impact	No significant impact on the Group's financial statements.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(f)    New accounting standards and amendments issued by the IASB that have not been adopted by the Group
The new standards, amendments, and interpretations published that are detailed below have not yet come into force for the fiscal year commenced January 1, 2025, and have not been early adopted early by the Group:

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments
Item	These amendments clarify the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain liabilities settled through an electronic cash transfer system; they also clarify and add guidance for evaluating whether a financial asset meets the criterion of generating solely payments of principal and interest (SPPI); add new disclosures for certain instruments under contractual terms that may change cash flows (such as some instruments characterized by being linked to the achievement of environmental, social and governance [ESG] objectives); and update disclosures for equity instruments designated at fair value through Other Comprehensive Income.
Publication date	May, 2024
Effective date	Annual reporting periods beginning on or after January 1, 2026
Impact	No impact on the Group's financial statements.

IFRS 18: Presentation and Information to be Disclosed in the Financial Statements
Item	This new standard places special emphasis on the presentation of the Statement of Income. The new, essential concepts introduced by IFRS 18 relate to: The structure of the Statement of Income; disclosure requirements in the financial statements for certain management performance measures that are not reported in an entity's financial statements (i.e., performance measures defined by the companies' management); and improvements in the principles of aggregation and disaggregation of accounting items in the primary financial statements and the explanatory notes, in general.
Publication date	April, 2024
Effective date	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Impact	The impact on the Group's financial statements is being evaluated.

IFRS 19: Subsidiaries without Public Accountability - Disclosures
Item	This voluntary standard allows eligible subsidiaries to replace the disclosures required in each specific IFRS with reduced disclosures, also established in the standard. It seeks to balance the information needs of the users of the financial statements of these entities while saving costs for those responsible for preparing them. A subsidiary will be eligible if: it is under no public accountability; and its parent company presents consolidated financial statements for public use in compliance with IFRS standards.
Publication date	May, 2024
Effective date	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Impact	The impact on the Group's financial statements is being evaluated.
There are no other IFRS or IFRIC interpretations that are not effective and that are expected to have a significant impact on the Group.

NOTE 2. CRITICAL ACCOUNTING ESTIMATES AND POLICIES
The preparation of Consolidated Condensed Interim Financial Statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting standards to define the Group's accounting policies.
The Group has identified the following areas involving a greater degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements, and which are essential to understand the underlying accounting/financial reporting risks.
a.    FAIR VALUE OF LEVEL 3 FINANCIAL INSTRUMENTS
The fair value of financial instruments classified as level 3 are not listed in active markets and is therefore determined by using valuation techniques. The valuation of level 3 financial instruments involves one or more inputs which are unobservable and significant to their fair value measurement. The Group uses valuation models and unobservable inputs, including projected cash flows, discount rates and volatilities and correlations relating to interest rates and spreads, to

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
estimate the fair value of level 3 financial instruments. These valuation techniques require management to make significant estimates and judgments.
b.    VALUATION OF THE EXPECTED CREDIT LOSS ALLOWANCE
The Group records the allowance for loan losses under the expected credit losses (ECL) method included in IFRS 9. The most significant judgments of the model relate to making assumptions about macroeconomic scenarios to determine the forward looking factor. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.
c.    IMPAIRMENT OF NON-FINANCIAL ASSETS
Intangible assets with finite useful lives and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Group monitors the conditions related to these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term, and whether there are factors or circumstances indicating impairment in the value of the assets that cannot be recovered.
The Group has applied judgment to identify impairment indicators for property, plant and equipment and intangible assets. The Group has concluded that there were no impairment indicators for any of the years reported in its consolidated financial statements.
d.    INCOME TAX AND DEFERRED TAX
Significant judgment is required when determining current and deferred tax assets and liabilities. The current income tax is accounted according to the amounts expected to be paid; while deferred income tax is accounted on the basis of temporary differences between carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of their reversal.
A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on Management’s assumptions about the amounts and timing of such future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.
Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.

NOTE 3. FAIR VALUES
The Group classifies the fair values of the financial instruments in 3 levels, according to the quality of the information used for their determination.
Fair Value Level 1: The fair value of financial instruments traded in active markets (as publicly traded derivative instruments, debt securities or instruments available for sale) is based on the quoted market prices (not adjusted) as of the date of the reporting period. If the quoted price is available within the 5 business days of the valuation date, and there is an active market for the instrument, this will be included in Level 1.
Fair Value Level 2: The fair value of financial instruments not traded in active markets, for example, derivatives available over-the-counter, is determined using valuation techniques that maximize the use of observable information. If all the relevant variables to establish the fair value of a financial instrument are observable, the instrument is included in Level 2. If the variables to determine the price are not observable, the instrument will be valued in Level 3.
Fair Value Level 3: If one or more relevant variables are not based on observable market information, the instrument is included in Level 3.
Valuation Techniques
The valuation techniques to determine the Fair Value includes:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
•Market prices or quotes for similar instruments.
•Determination of estimated current value of the instruments.
The valuation technique to determine the Level 2 fair value is based on information other than the quote price included in Level 1, which are directly observable for assets or liabilities, both directly (i.e., prices) and indirectly (i.e., deriving from prices).
Financial instruments classified as Level 3 mainly include equity instruments for which the fair value was calculated with the assistance of independent appraisers using methods of future discounted cash flows involving a combined income and market approach.
The valuation technique to determine the Level 3 fair value of financial instruments is based on the price drawn by the curve, which is a method that compares the spread between the sovereign bond curve and the average cut-off rates of primary issuances, representing the different segments, according to the different risk ratings. If there are no representative primary issuances throughout the month, the following variants will be used:
•secondary market prices of instruments under the same conditions, which had quoted in the evaluation month;
•bidding and/or secondary market prices of the previous month, which will be taken based on their representativeness;
•spread calculated in the previous month, and it will be applied to the sovereign curve, in accordance with their reasonableness;
•a specific margin is applied, defined according to historical yields of instruments under the same conditions, based on a substantiated justification.
As stated above, the rates and spreads are determined to be used to discount the future cash flows and generate the instrument price.
All the modifications to the valuation methods are previously discussed and approved by the Group's key personnel.
The financial instruments of the group measured at fair value at the end of the period are detailed below:

Items	Level 1	Level 2	Level 3
Assets
Argentine Central Bank Bills(*)	7,373,724	—	—
Government Securities(*)	944,976,822	234,830,834	9,980,195
Corporate Securities(*)	99,797,558	26,619,817	7,767,891
Derivative Financial Instruments	—	12,114,688	—
Other Debt Securities(**)	2,006,110,656	839,905,003	—
Other Financial Assets	250,970,927	43,211	19,724,965
Loans and Other Financing	—	33,438,340	—
Financial Assets Pledged as Collateral	12,912,024	—	—
Investments in Equity Instruments(***)	34,062,429	—	38,694,297
Total Assets	3,356,204,140	1,146,951,893	76,167,348
Liabilities
Liabilities at Fair Value through Profit or Loss	61,842,719	—	—
Derivative Financial Instruments	—	19,304,382	—
Total Liabilities	61,842,719	19,304,382	—
Total as of 03.31.25	3,294,361,421	1,127,647,511	76,167,348
(*) They are included in Debt Securities at Fair Value through Profit or Loss.
(**) For Government Securities at Fair Value through OCI.
(***) As a result of the merger between Mercado Abierto Electrónico S.A. and Matba Rofex S.A. on February 28, 2025, a share exchange was carried out between the shareholders of the aforementioned companies for the new shares of A3 Mercados S.A., the company resulting from the merger. These new shares are valued at their quoted market price at the end of the reporting period.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Level 1	Level 2	Level 3
Assets
Argentine Central Bank Bills(*)	2,816,801	—	—
Government Securities(*)	1,450,991,646	12,416,632	31,851,611
Corporate Securities(*)	62,051,013	73,030,873	4,768,406
Derivative Financial Instruments	—	4,517,903	—
Other Debt Securities(**)	1,512,345,135	982,634,164	2,553,142
Other Financial Assets	341,279,478	47,144	20,677,139
Loans and Other Financing	—	26,974,180	—
Financial Assets Pledged as Collateral	34,531,438	124,991,769	—
Investments in Equity Instruments (***)	10,446,504	—	35,246,796
Total Assets	3,414,462,015	1,224,612,665	95,097,094
Liabilities
Liabilities at Fair Value through Profit or Loss	9,777,215	—	—
Derivative Financial Instruments	—	8,329,699	—
Total Liabilities	9,777,215	8,329,699	—
Total as of 12.31.24	3,404,684,800	1,216,282,966	95,097,094
(*) They are included in Debt Securities at Fair Value through Profit or Loss.
(**) For Government Securities at Fair Value through OCI.

The evolution of the instruments included in Level 3 fair value is detailed below:

Level 3	12.31.24	Transfers	Recognition	Derecognition	Income	Inflation Effect	03.31.25
Government Securities	31,851,611	(18,151,855)	8,050,496	(12,337,521)	2,202,330	(1,634,866)	9,980,195
Corporate Securities	4,768,406	1,966,815	2,561,275	(1,275,736)	160,849	(413,718)	7,767,891
Other debt securities	2,553,142	(2,589,985)	—	—	36,843	—	—
Other Financial Assets	20,677,139	—	3,746,452	(4,375,313)	1,308,687	(1,632,000)	19,724,965
Investments in Equity Instruments	35,246,796	(3,588,741)	1,359,457	—	8,456,763	(2,779,978)	38,694,297
Total	95,097,094	(22,363,766)	15,717,680	(17,988,570)	12,165,472	(6,460,562)	76,167,348
Transfers occurred because: the instruments without observable valuation prices at the closing of the period were reclassified to Level 3, for a total amount of Ps. 2,643,609; the instruments with observable market quotes at the closing of the period were reclassified to Level 1 from Level 3, for a total amount of Ps. (22,388,739); and the instruments in Level 3, which, at the closing of the period, were valued by accruing the last market IRR in order to obtain a representative price, were reclassified to Level 2, for a total amount of Ps. (2,618,636).

Level 3	12.31.23	Transfers	Recognition	Derecognition	Income	Inflation Effect	12.31.24
Government Securities	—	27,559,656	7,656,760	(1,816,970)	3,803,350	(5,351,185)	31,851,611
Corporate Securities	586,750	3,684,969	5,211,105	(3,316,469)	(267,420)	(1,130,529)	4,768,406
Other debt securities	—	—	2,452,871	—	100,271	—	2,553,142
Other Financial Assets	—	—	22,646,415	(2,589,263)	619,987	—	20,677,139
Investments in Equity Instruments	16,378,957	—	18,567,711	(4,435,586)	16,456,888	(11,721,174)	35,246,796
Total	16,965,707	31,244,625	56,534,862	(12,158,288)	20,713,076	(18,202,888)	95,097,094
Transfers occurred because: the instruments without observable valuation prices at the closing of the period were reclassified to Level 3, for a total amount of Ps.33,576,753; the instruments with observable market quotes at the closing of the period were reclassified to Level 1 from Level 3, for a total amount of Ps. (1,813,978); and the instruments in Level 3, which, at the closing of the period, were valued by accruing the last market IRR in order to obtain a representative price, were reclassified to Level 2, for a total amount of Ps.(518,150).
The comparison between the book value and the fair value of the main assets and liabilities recorded at amortized cost at period closing is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items Assets/Liabilities at closing	Book value	Fair value	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and Due from Banks	6,161,588,760	6,161,588,760	6,161,588,760	—	—
Repurchase Transactions	61,100,392	61,100,392	61,100,392	—	—
Loans and Other Financing	16,450,644,932	16,915,905,361	—	1,638,470,000	15,277,435,361
Other Financial Assets	2,053,116,168	2,074,884,556	2,042,820,816	—	32,063,740
Other Debt Securities	2,055,839,425	1,831,097,897	1,829,517,856	—	1,580,041
Financial Assets Pledged as Collateral	1,073,816,651	1,073,816,651	1,073,816,651	—	—
Liabilities
Deposits	19,220,849,572	19,221,430,554	—	—	19,221,430,554
Repurchase Transactions	111,695,652	111,695,652	111,695,652	—	—
Financing from the Argentine Central Bank and Other Financial Institutions	517,648,489	517,651,927	—	—	517,651,927
Debt Securities	1,061,434,677	1,056,848,014	1,056,848,014	—	—
Subordinated Debt Securities	271,441,661	272,731,218	—	—	272,731,218
Other Financial Liabilities	4,758,917,377	4,758,917,377	—	—	4,758,917,377

NOTE 4. CASH AND CASH EQUIVALENTS
Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. A financial asset is classified as cash equivalent if it can be readily convertible into a certain amount of cash and its risk of changes in value is immaterial. Accordingly, an investment with original maturity of three months or less is classified as cash equivalent. Equity interests are excluded from cash equivalents.
Cash and cash equivalents break down as follows:

Item	03.31.25	12.31.24	03.31.24	12.31.23
Cash and Due from Banks	6,161,588,760	7,322,813,233	3,386,654,633	4,718,751,562
Receivables from Repurchase Transactions(1)	61,046,347	—	2,949,243,387	2,743,998,555
Loans to Financial Institutions(2)	12,500,000	44,839,044	—	14,185,443
Overnight Placements in Foreign Banks(2)	138,327,012	335,778,093	149,057,661	41,562,209
Mutual Funds (3)(5)	53,526,408	123,743,328	120,437,215	115,342,332
Argentine Central Bank´s Bills and Notes Maturing up to 90 days(4)	—	—	—	62,754,861
Time Deposits Maturing up to 90 days(4)	—	—	—	28,181,202
Transactions for Cash Sales of Government Securities to be settled with the B.C.R.A. (3)	326,325,820	213,906,079	—	—
Total Cash and Cash Equivalents	6,753,314,347	8,041,079,777	6,605,392,896	7,724,776,164
(1) They are included within “Repurchase Transactions”. This corresponds to highly liquid assets with a maturity period of three months or less.
(2) They are included within “Loans and Other Financing”.This corresponds to highly liquid assets with a maturity period of three months or less.
(3) They are included within “Other Financial Assets”. This corresponds to highly liquid assets with a maturity period of three months or less.
(4) They are included within “Debt Securities at Fair Value through Profit or Loss”. This corresponds to highly liquid assets with a maturity period of three months or less.
(5) Mutual funds are comprised of assets with a maturity of less than 3 months.
The reconciliation of financing activities as of March 31, 2025 and March 31, 2024 is presented below:

Item	Balances as of 12.31.24	Cash flow payments	Cash flow receipts	Other movements	Balances as of 03.31.25
Lease Liabilities	58,318,566	(3,705,683)	—	2,183,320	56,796,203
Debt Securities	1,096,011,970	(179,298,451)	238,498,691	(93,777,533)	1,061,434,677
Subordinated Debt Securities	288,917,745	—	—	(17,476,084)	271,441,661
Financing Received from the Argentine Central Bank and Other Financial Institutions	479,636,814	(296,499,220)	300,940,996	33,569,899	517,648,489
Total	1,922,885,095	(479,503,354)	539,439,687	(75,500,398)	1,907,321,030

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Item	Balances as of 12.31.23	Cash flow payments	Cash flow receipts	Other movements	Balances as of 03.31.24
Lease Liabilities	69,652,452	(3,448,955)	—	(16,424,761)	49,778,736
Debt Securities	219,201,761	(69,379,174)	108,691,178	(26,961,287)	231,552,478
Subordinated Debt Securities	486,118,312	—	—	(150,403,587)	335,714,725
Financing Received from the Argentine Central Bank and Other Financial Institutions	326,569,454	(223,267,370)	239,466,682	(67,862,909)	274,905,857
Total	1,101,541,979	(296,095,499)	348,157,860	(261,652,544)	891,951,796
The composition of the item “Other Operations” within the section adjustments to obtain activities cash flows is detailed below:

Item	03.31.25	03.31.24
Monetary position	(315,896,530)	(602,433,954)
Exchange rate	(188,119,492)	(26,585,121)
Others non-cash items	(173,105,424)	(583,945,924)
Total	(677,121,446)	(1,212,964,999)
Related party information is disclosed in Note 35.

NOTE 5. OTHER FINANCIAL ASSETS
As of period closing, the balances of Other Financial Assets correspond to:

Item	03.31.25	12.31.24
Receivables from Spot Sales of Foreign Currency Pending Settlement	904,445,138	47,075,011
Receivables from Spot Sales of Government Securities Pending Settlement	985,251,786	1,279,672,017
Sundry Debtors	135,293,157	164,259,476
Mutual Funds	250,468,146	340,756,853
Premiums for Financial Collateral Contracts	9,188,786	9,782,991
Interest Accrued Receivable	19,352,757	23,288,463
Fiduciary Participation Certificates	20,270,957	21,246,908
Balances from Claims Pending Recovery	267,074	61,985
Others	626,069	617,735
Minus: Allowance for Loan Losses	(1,308,599)	(1,589,042)
Total	2,323,855,271	1,885,172,397
Related party information is disclosed in Note 35.
Changes in Allowance for Loan Losses for other financial assets are disclosed in Schedule R.

NOTE 6. LOANS AND OTHER FINANCING
The composition of the Loans and Other Financing portfolio as of period closing is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Item	03.31.25	12.31.24
Non-Financial Public Sector	9,083,960	8,843,039
Financial Institutions	118,948,414	178,433,805
Loans	118,948,414	178,433,805
Non-Financial Private Sector and Residents Abroad	17,302,567,883	16,158,663,135
Loans	16,964,127,734	15,748,096,713
Advances	850,636,559	680,086,804
Overdrafts	4,556,499,937	4,264,408,098
Mortgage	529,297,536	344,863,307
Pledges	445,461,845	431,716,236
Personal	2,238,479,596	1,914,619,084
Credit cards	6,924,384,981	6,693,176,924
Other Loans	856,507,659	964,920,433
Accrued Interest, Adjustments and Exchange Rate Differences on Foreign	594,363,898	492,035,582
Documented Interests	(31,504,277)	(37,729,755)
Finance Leases	37,113,676	34,589,915
Other Financing	301,326,473	375,976,507
Less: Allowances	(946,516,985)	(724,916,008)
Total	16,484,083,272	15,621,023,971
The classification of Loans and Other Financing, by status and guarantees received, is shown in detail in Schedule B.
The concentration of Loans and Other Financing is detailed in Schedule C.
The breakdown per terms of Loans and Other Financing is detailed in Schedule D.
Changes in the Allowance for Loan Losses and Other Financing are detailed in Schedule R.
Related party information is disclosed in Note 35.

NOTE 7. FINANCIAL ASSETS PLEDGED AS COLLATERAL
The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the period/fiscal year under analysis are detailed below:

Item	03.31.25	12.31.24
Deposits as Collateral	591,647,485	616,136,549
Special Accounts as Collateral: Argentine Central Bank	440,546,234	510,599,274
Forward Purchases of Monetary Regulation Instruments	54,607,977	484,955,732
Less: Allowances	(73,021)	(74,170)
Total	1,086,728,675	1,611,617,385
Restricted availability assets are detailed in Note 36.2.

NOTE 8. INVESTMENTS IN EQUITY INSTRUMENTS
The Group's Investments in Equity Instruments are detailed in Schedule A.

NOTE 9. INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES
9.1.    Consolidated Companies
The interest and shareholding percentages in companies over which the Group exerts control, and which are consolidated by the Group, are detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

	03.31.25		12.31.24
Company	Direct and Indirect Holding	Interest	Direct and Indirect Holding	Interest
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	100%	668,549,353	100%
Banco GGAL S.A.	1,244,048,856	100%	1,244,048,856	100%
Galicia Asset Management S.A.U.	20,000	100%	20,000	100%
Galicia Broker Asesores de Seguros S.A.	71,310	100%	71,310	100%
Galicia Capital US LLC	1,000	100%	1,000	100%
Galicia Holdings US Inc.	1,000	100%	1,000	100%
Galicia Investments LLC	100	100%	100	100%
Galicia Retiro Compañía de Seguros S.A.U.	27,727,278	100%	27,727,278	100%
Galicia Securities S.A.U.	95,392,000	100%	95,392,000	100%
Galicia Seguros S.A.U.	846,328,042	100%	1,830,887	100%
Galicia Ventures LP	1,000	100%	1,000	100%
Galicia Warrants S.A.	1,000,000	100%	1,000,000	100%
GGAL Asset Management S.A. S.G.F.C.I.	1,791,487	100%	1,791,487	100%
GGAL Holdings S.A.	748,712,987,065	100%	748,712,987,065	100%
GGAL Participaciones S.A.U.	11,513,929	100%	11,513,929	100%
GGAL Seguros S.A. (*)	37,855,000	100%	37,855,000	100%
GGAL Seguros de Retiro S.A.	49,803,430	100%	49,803,430	100%
Nera Uruguay S.A.	30,133	100%	30,133	100%
Nera Paraguay S.A.	1,000	100%	1,000	100%
IGAM LLC	100	100%	100	100%
INVIU S.A.U.	809,611,333	100%	809,611,333	100%
INVIU Capital Markets Limited	1	100%	1	100%
INVIU Manager Investment Ltd.	1	100%	1	100%
INVIU México S.A.P.I. de C.V.	1,500	100%	1,500	100%
INVIU Perú S.A.B. S.A.C.	2,439,992	100%	2,439,992	100%
INVIU Technology Limited	1	100%	1	100%
INVIU Uruguay Agente de Valores S.A.U.	300,000,000	100%	300,000,000	100%
Vestly Asset Management LLC	100	100%	100	100%
Vestly México S.A. de C.V.	1,500	100%	1,500	100%
Naranja Digital Compañía Financiera S.A.U.	26,816,107,017	100%	1,712,567,500	100%
NHI(UK) Limited	19,000,000	100%	19,000,000	100%
N-xers S.A. de C.V.	405,816,000	100%	405,816,000	100%
Sudamericana Holding S.A.	112,052,027	100%	32,717,429	100%
Seguros Galicia S.A.	4,512,697,946	99%	4,512,697,946	99%
Tarjeta Naranja S.A.U.	2,896	100%	2,896	100%
Tarjetas Regionales S.A.	1,756,704,458	100%	1,756,704,458	100%
Well Assistance S.A.U.	100,000	100%	100,000	100%
(*) At the date of issuance of these Financial Statements, the change of name is pending approval by the Argentine Superintendency of Insurance.
Basic information related to the consolidated companies as of March 31, 2025 is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Company	Assets	Liabilities	Shareholders´ Equity	Net Income (Loss)(*)
Banco de Galicia y Buenos Aires S.A.U.	23,834,785,448	19,096,342,565	4,738,442,883	(35,358,219)
Banco GGAL S.A.	5,337,353,118	3,757,025,787	1,580,327,331	(28,028,046)
Galicia Asset Management S.A.U.	122,705,566	86,667,908	36,037,658	28,524,765
Galicia Broker Asesores de Seguros S.A.	4,440,666	1,635,795	2,804,871	747,247
Galicia Capital US LLC	2,986,549	1,135,487	1,851,062	(565,249)
Galicia Holdings US Inc.	4,886,816	—	4,886,816	(714,885)
Galicia Investments LLC	40,172	—	40,172	(1,264)
Galicia Retiro Compañía de Seguros S.A.U.	6,388,355	5,621,224	767,131	232,384
Galicia Securities S.A.U.	170,322,731	119,025,388	51,297,343	10,624,349
Galicia Seguros S.A.U.	57,752,081	25,756,407	31,995,674	4,052,889
Galicia Ventures LP	4,017,246	—	4,017,246	(126,392)
Galicia Warrants S.A.	12,733,313	4,530,068	8,203,245	14,629
GGAL Asset Management S.A. S.G.F.C.I.	25,461,207	4,822,323	20,638,884	1,262,947
GGAL Holdings S.A.	1,736,075,524	2,848,528	1,733,226,996	(34,399,294)
GGAL Participaciones S.A.U.	7,836,060	1,797,295	6,038,765	34,889
GGAL Seguros S.A. (**)	228,609,374	174,350,200	54,259,174	(2,739,184)
GGAL Seguros de Retiro S.A.	359,840,640	325,452,388	34,388,252	(3,145,518)
Nera Uruguay S.A.	2,176	23,391	(21,215)	1,110
Nera Paraguay S.A.	147,058	—	147,058	(6,450)
IGAM LLC	24,638,230	3,042	24,635,188	2,278,433
INVIU S.A.U.	176,485,632	164,302,632	12,183,000	2,157,471
INVIU Capital Markets Limited	4,671,412	2,596,195	2,075,217	85,266
INVIU Management Investment Ltd.	372,208	197,547	174,661	(190,294)
INVIU México S.A.P.I. de C.V.	82	—	82	3
INVIU Perú S.A.B. S.A.C.	710,045	418,826	291,219	(449,958)
INVIU Technology Limited	453,085	279,509	173,576	72,558
INVIU Uruguay Agente de Valores S.A.U.	3,727,300	1,620,708	2,106,592	448,624
Vestly Asset Management LLC	2,207,258	2,176,406	30,852	30,749
Vestly México S.A. de C.V.	79	—	79	3
Naranja Digital Compañía Financiera S.A.U.	1,764,166,829	1,630,712,231	133,454,598	15,768,026
NHI(UK) Limited	29,393,095	9,021,064	20,372,031	(935,402)
N-xers S.A. de C.V.	21,452,685	7,900	21,444,785	(983,615)
Sudamericana Holding S.A.	57,810,805	71,030	57,739,775	12,627,325
Seguros Galicia S.A.	246,746,698	225,243,791	21,502,907	7,360,859
Tarjeta Naranja S.A.U.	3,763,012,764	3,002,679,957	760,332,807	36,676,858
Tarjetas Regionales S.A.	915,798,773	9,032,738	906,766,035	51,469,558
Well Assistance S.A.U.	485,603	174,430	311,173	256,195
(*) Income attributable to the shareholders of the parent.
(**) At the date of issuance of these Financial Statements, the change of name is pending approval by the Argentine Superintendency of Insurance.
9.2.    Investments in associates
Banco Galicia, together with other financial institutions, has formed a company named Play Digital S.A. which corporate purpose is to develop and market a payment solution linked to the bank accounts of the financial system users, which will significantly enhance their payment experience. The Board of Directors of said company is composed of key personnel of Banco Galicia; therefore, as it has significant influence, it is valued using the equity method.

Company	Interest %	Location	03.31.25	12.31.24
Play Digital S.A.	19.2650%	City of Buenos Aires	901,187	4,438,050
The changes of said investment are as follows:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Company	12.31.24	Purchases and Contributions	Share profit	03.31.25
Play Digital S.A.	4,438,050	—	(3,536,863)	901,187
Total	4,438,050	—	(3,536,863)	901,187
Basic information related to the associate Play Digital S.A. as of December 31, 2024, stated in closing currency, is detailed below:

Company	Assets	Liabilities	Shareholders´ Equity	Income
Play Digital S.A.	43,691,227	38,962,383	4,728,844	(23,538,395)
9.3.    Joint Ventures
On February 25, 2025 Grupo Financiero Galicia and Banco Santander S.A. entered into an agreement for the implementation of a joint venture with the purpose of strengthening the growth and expansion of Nera's business. (“Nera Argentina”), Nera Paraguay S.A. and Nera Uruguay S.A. By means of this agreement, it was decided to establish the holding company in Spain, which will be the controlling company of the joint venture companies, and Grupo Financiero Galicia and Banco Santander S.A. will share equally the political and economic control of the joint venture.
Since the signing of the agreement and as of the date of these condensed interim consolidated financial statements, both companies have a 50% interest in the control of Agri Tech Investments LLC. Grupo Financiero Galicia S.A. holds 100% of the shares of the subsidiary.

Company	Controlling interest %	Interest %	Location	03.31.25	12.31.24
Agri Tech Investments L.L.C.	50.00%	100.00%	U.S.A.	1,022,109	—
The changes of said investment are as follows:

Company	12.31.24	Additions (*)	Share profit	03.31.25
Agri Tech Investments L.L.C.	—	1,501,355	(479,246)	1,022,109
Total	—	1,501,355	(479,246)	1,022,109
(*) During the period, as a result of the aforementioned agreement, control was lost in Agri Tech Investments LLC. It was not treated as a discontinued operation because it was not material.
Basic information related to the associate as of March 31, 2025, stated in closing currency, is detailed below:

Company	Assets	Liabilities	Shareholders´ Equity	Income
Agri Tech Investments L.L.C.	1,169,167	147,058	1,022,109	(479,246)

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The changes in Property, Plant and Equipment are detailed below:

Item	Value at the beginning of the fiscal year	Estimated useful life, in years			Additions	Disposals	Transfers	Depreciation					Net Book Value as of
								Accumulated	Transfers	Derecognition	For the fiscal year	At closing	03.31.25	12.31.24
Measurement at Cost
Real Property	851,857,148	50			2,217,458	(4,327,930)	(2,732,216)	(126,605,771)	251,881	4,315,140	(7,167,063)	(129,205,813)	717,808,647	725,251,377
Furniture and Facilities	220,912,395	10			2,585,818	(934,564)	198,019	(143,208,298)	—	606,256	(4,200,447)	(146,802,489)	75,959,179	77,704,097
Machines and Equipment	577,395,353	3	and	5	48,746,199	(2,010,421)	(481,510)	(417,097,303)	—	989,763	(17,572,984)	(433,680,524)	189,969,097	160,298,050
Vehicles	9,391,214	5			108,978	(766,584)	—	(4,600,457)	—	1,761	(403,880)	(5,002,576)	3,731,032	4,790,757
Right of Use of Real Property (**)	159,413,650	(*)			5,332,592	(1,484,655)	—	(98,222,262)	—	603,307	(5,368,532)	(102,987,487)	60,274,100	61,191,388
Sundry	61,316,150	5	and	10	7,313	(4,660,183)	—	(46,913,402)	—	3,068,409	(947,145)	(44,792,138)	11,871,142	14,402,748
Work in Progress	37,189,719	0			3,675,853	(3,107)	(884,611)	—	—	—	—	—	39,977,854	37,189,719
Total	1,917,475,629				62,674,211	(14,187,444)	(3,900,318)	(836,647,493)	251,881	9,584,636	(35,660,051)	(862,471,027)	1,099,591,051	1,080,828,136
(*) The useful lifetime of the right of use of real property is individually defined, based on each lease agreement.
(**) The addition of contracts for rights of use of real property generates a liability for leases payable. See Note 15.
The changes in investment properties are detailed below:

Item	Value at the beginning of the fiscal year	Estimated useful life, in years	Additions	Derecognition	Transfers	Depreciation					Net Book Value as of
						Accumulated	Transfers	Derecognition	For the fiscal year	At closing	03.31.25	12.31.24
Measurement at Cost
Real Property	14,968,310	50	—	(570,131)	53,074	(2,386,591)	(4,820)	138	(68,315)	(2,459,588)	11,991,665	12,581,719
Total	14,968,310		—	(570,131)	53,074	(2,386,591)	(4,820)	138	(68,315)	(2,459,588)	11,991,665	12,581,719
The book values of the assets do not exceed the recoverable values.
The investment properties are included in Other Non-financial Assets.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 11. INTANGIBLE ASSETS
The changes in Intangible Assets are detailed below:

Item	Value at the beginning of the fiscal year	Estimated useful life, in years		Additions	Derecognition	Transfers	Depreciation					Net Book Value as of
							Accumulated	Derecognition	For the fiscal year	Transfers	At closing	03.31.25	12.31.24
Measurement at Cost
Licenses and Patents	332,355,886	5		25,973,713	(3,215,422)	183,073	(270,798,943)	(18,581,968)	(7,949,187)	17,950	(297,312,148)	57,985,102	61,556,943
Other Intangible Assets	536,413,180	5	(*)	14,619,994	(134,809,282)	60,086	(267,392,100)	134,502,302	(19,344,482)	—	(152,234,280)	264,049,698	269,021,080
Total	868,769,066			40,593,707	(138,024,704)	243,159	(538,191,043)	115,920,334	(27,293,669)	17,950	(449,546,428)	322,034,800	330,578,023
(*) The estimated useful lifetime may vary based on the analysis of the useful lifetime of each asset.
The book values of Intangible Assets do not exceed the recoverable values.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 12. ASSETS/LIABILITIES FROM INSURANCE AND REINSURANCE CONTRACTS
The Assets and Liabilities related to insurance contracts, at period/fiscal year closing, are detailed below:

Item	03.31.25	12.31.24
Insurance contract assets	36,437,770	37,178,393
Insurance contract liabilities	(698,923,202)	(723,224,667)
Liabilities for remaining coverage	(412,871,450)	(441,316,786)
Estimates of the present value of cash flows	(317,940,125)	(320,439,859)
Risk adjustment	(57,395,712)	(61,355,962)
Cost service margin	(91,312,525)	(111,203,132)
Loss component	(3,479)	(1,473,416)
Premium reserve - Simplified Model	53,780,391	53,155,583
Liabilities for incurred claims	(249,613,982)	(244,729,488)
Estimates of the present value of cash flows	(245,521,187)	(240,290,047)
Risk adjustment	(4,092,795)	(4,439,441)
Reinsurance contract assets	60,810,309	59,124,372
Reinsurance contract liabilities	(918,924)	—
Liabilities for remaining coverage	17,940,253	20,417,994
Premium reserve - Simplified Model	17,940,253	20,417,994
Liabilities for incurred claims	41,951,132	38,706,378
Estimates of the present value of cash flows	41,799,464	38,544,485
Risk adjustment	151,668	161,893

NOTE 13. NON-CURRENT ASSETS HELD FOR SALE
The Group has classified the following assets as Assets Held for Sale and Discontinued Operations:

Item	03.31.25	12.31.24
Real Property	15,770,220	15,770,279
Total	15,770,220	15,770,279

NOTE 14. DEPOSITS
The composition of Deposits at period/fiscal year closing is detailed below:

Item	03.31.25	12.31.24
In Argentine pesos	12,046,556,632	11,836,435,855
Checking Accounts	1,957,155,436	2,172,549,756
Savings Accounts	4,215,011,768	4,773,736,561
Time Deposits	5,500,686,837	4,462,196,700
Time Deposits - Units of Purchasing Value	66,774,484	96,354,512
Others	86,368,228	77,062,147
Interest and Adjustments	220,559,879	254,536,179
In Foreign Currency	7,174,292,940	8,394,692,076
Savings Accounts	6,518,813,997	7,779,192,698
Time Deposits	627,985,636	593,088,513
Others	26,141,655	21,247,207
Interest and Adjustments	1,351,652	1,163,658
Total	19,220,849,572	20,231,127,931
The concentration of Deposits is detailed in Schedule H.
The breakdown of Deposits for remaining terms is detailed in Schedule I.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
Related party information is disclosed in Note 35.

NOTE 15. OTHER FINANCIAL LIABILITIES
The item composition at period/fiscal year closing is detailed below.

Item	03.31.25	12.31.24
Creditors for Purchases with Pending Settlement	30,869,156	40,687,409
Collections and Other Transactions on Behalf of Third Parties	302,776,957	312,509,170
Obligations for Purchase Financing	2,616,188,641	2,652,610,709
Creditors for Purchase of Foreign Currency with Pending Settlement	1,047,497,053	68,317,523
Accrued Fees Payable	32,336,445	20,123,867
Sundry Items subject to Minimum Cash	77,553,198	86,024,265
Sundry Items Not Subject to Minimum Cash	504,491,427	534,253,053
Leases Payable	56,796,203	58,318,566
Financial Liabilities for Guarantees and Sureties Granted (Financial Collateral Contracts)	12,305,826	12,960,294
Cash and Cash Equivalents for Spot Purchases or Sales Pending Settlement	43,760,464	7,846,832
Other Financial Liabilities	34,342,007	74,461,305
Total	4,758,917,377	3,868,112,993
The breakdown of Other Financial Liabilities per remaining terms is detailed in Schedule I.

NOTE 16. FINANCING FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The item composition at period/fiscal year closing is detailed below.

Item	03.31.25	12.31.24
Argentine Central Bank Financing	665,195	381,486
Correspondent's Office	30,602,927	8,970,139
Local Financial Institutions Financing	460,535,845	449,248,654
Foreign Financial Institutions Financing	24,292,059	19,546,589
International Institutions Financing	1,552,463	1,489,946
Total	517,648,489	479,636,814
The breakdown of Financing from the Argentine Central Bank and other Financial Institutions per remaining terms is detailed in Schedule I.

NOTE 17. DEBT SECURITIES
The current Global Issuance Programs for Debt Securities are detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Company	Authorized Amount(*)		Type of Debt Security	Program Term	Approval Date by the S. Meeting/Board of Directors	CNV Approval
Grupo Financiero Galicia S.A.	US$	100,000	Simple, non- convertible into shares	5 years	03.09.09 ratified on 08.02.12	Resolution No. 16,113 dated 04.29.09 and extended by: Resolution No. 17,343 dated 05.08.14, Resolution No. DI-2019-63-APN- GE#CNV dated 08.06.19 and Resolution N° DI-2024-47-APN-GE#CNV dated 06.18.24. Authorization of Increase, Resolution No. 17,064 dated 04.25.13.
Banco de Galicia y Buenos Aires S.A.U.	US$	2,100,000	Simple, non- convertible into shares, subordinated or not, adjustable or not, with or without	5 years	04.28.05, 04.14.10, 04.29.15, 11.09.16 and 04.28.20	Resolution No. 15,228 dated 11.04.05 and extended by Resolution No. 16,454 dated 11.11.10, Resolution No. 17,883 dated 11.20.15 and Resolution No. DI-2020-53-APN-GE#CNV dated 11.24.20. Increase of the amount approved by Resolutions No. 17,883 dated 11.20.15, No. 18,081 dated 06.10.16, No. 18,840 dated 01.26.17 and No. 19,520 dated 05.17.18.
Banco de Galicia y Buenos Aires S.A.U.	US$	1,000,000	Simple, non- convertible into shares	—	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN- DIR#CNV, dated 11.13.19 of the CNV’s Board of Directors. Decrease of the amount approved by Resolution No. DI-2023-23-APN-GE#CNV dated 05.24.23. Increase of the amount approved by Resolution No. DI-2024-23-APN-GE#CNV dated 04.26.24.
Tarjeta Naranja S.A.U.	US$	1,000,000	Simple, non- convertible into shares	5 years	03.08.12	Resolution No. 15,220 dated 07.14.05 and extended by Resolution No. 17,676 dated 05.21.15 and Regulation No. DI2020-20- APNGE#CNV dated 03.18.20. Increase in the amount approved by Resolutions No. 15,361 dated 03.23.06, No. 15,785 dated 11.16.07, No. 16,571 dated 05.24.11, No. 16,822 dated 05.23.12 and 19,508 dated 05.10.18.
Tarjeta Naranja S.A.U.	US$	250,000	Simple, non- convertible into shares	—	05.19.22	Frequent Issuer Registration granted by Provision No. DI-2022-39-APN-GE#CNV dated 07.22.22
(*) Or its equivalent in any other currency.
Among the Global Programs detailed in the preceding chart, the following issuances of Non- subordinated Debt securities, net of repurchase of own Debt Securities, are effective as of March 31, 2025:

Company	Placement Date	Class No.	Face Value	Term	Maturity Date	Rate		Book value (*) at 03.31.25
In Argentine pesos
Banco Galicia	12.02.24	XVIII	23,496,247	149 days	04.30.25		3.00%	25,420,328
Banco Galicia	12.20.24	XX	35,088,750	12 months	12.27.25	Badlar +	2.70%	33,185,352
Banco Galicia	02.06.25	XXI	79,786,900	12 months	02.10.26	Badlar +	2.75%	80,289,309
Tarjeta Naranja S.A.U.	08.22.24	LXII	30,000,000	9 months	05.26.25	Badlar +	5.50%	29,960,214
Tarjeta Naranja S.A.U.	11.21.24	LXIII	179,163	372 days	11.28.25		6.25%	192,075,700
In foreign Currency
Banco Galicia	10.03.24	XVI	325,000	49 months	10.10.28		7.75%	357,124,259
Banco Galicia	11.01.24	XVII	83,478	6 months	04.30.25		2.00%	86,016,916
Banco Galicia	12.02.24	XIX	97,749	184 days	06.04.25		4.25%	105,054,864
Banco Galicia	02.06.25	XXII	73,823	6 months	08.10.25		4.15%	79,046,404
Banco Galicia	03.07.25	XXIII	69,887	266 days	11.28.25		4.75%	66,298,515
Total								1,054,471,861
(*) Includes principal and interest.
Among the Global Programs detailed in the preceding chart, the following issuances of Non- subordinated Debt Securities, net of repurchase of own Debt Securities, were effective as of December 31, 2024:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Company	Placement Date	Class No.	Face Value	Term	Maturity Date	Rate		Book value (*) at 12.31.24
In Argentine pesos
Banco de Galicia y Bs.As. S.A.U.	09.17.24	XIV	44,640,963	6 months	05.08.25	Badlar +	4.50%	49,237,385
Banco de Galicia y Bs.As. S.A.U.	09.17.24	XV	42,106,850	6 months	03.31.25	Badlar +	3.95%	50,411,430
Banco de Galicia y Bs.As. S.A.U.	12.02.24	XVIII	23,476,247	147 days	04.30.25		3.00%	25,062,331
Banco de Galicia y Bs.As. S.A.U.	12.20.24	XX	35,088,750	12 months	12.27.25	Tamar +	2.70%	34,776,605
Tarjeta Naranja S.A.U.	02.05.24	LXI	35,000,000	366 days	02.05.25	Badlar +	3.50%	39,366,856
Tarjeta Naranja S.A.U.	08.26.24	LXII	35,000,000	270 days	05.23.25	Badlar +	5.50%	32,631,030
In foreign Currency
Banco de Galicia y Bs.As. S.A.U.	10.03.24	XVI	325,000	48 months	10.10.28		7.75%	365,522,460
Banco de Galicia y Bs.As. S.A.U.	11.01.24	XVII	83,478	177 days	04.30.25		2.00%	92,525,950
Banco de Galicia y Bs.As. S.A.U.	12.02.24	XIX	97,749	6 months	06.04.25		4.25%	108,666,563
Tarjeta Naranja S.A.U.	11.26.24	LXIII	179,163	367 days	11.28.25		6.25%	199,252,580
Total								997,453,190
(*) Includes principal and interest.
Debt securities with no public offering:
On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of March 31, 2025, its book value amounts to Ps. 6,962,816, while as of December 31, 2024, its book value amounted to Ps. 7,582,816, and are recorded under the Debt Securities item.
On December 6, 24, Grupo Financiero Galicia S.A. issued a Negotiable Obligation without public offering in favor of HSBC Latin America B.V. for the amount of US$81,157,808 (Ps.90,975,964), which was cancelled on February 13, 2025, with the proceeds of the capital increase (See Note 20).
The repurchases of own Debt securities as of the indicated dates are detailed below:

Company	Class No.	NV as of 03.31.25	Book value (*) at 03.31.25
Banco de Galicia y Bs.As. S.A.U.	XVI	535,985	689,443
Banco de Galicia y Bs.As. S.A.U.	XIX	196,095	207,918
Banco de Galicia y Bs.As. S.A.U.	XXII	157,275	618,498
Tarjeta Naranja S.A.U.	LXIII	315,115	341,708
Tarjeta Naranja S.A.U.	LXII	1,027,871	1,060,422
Banco de Galicia y Bs.As. S.A.U.	XX	2,250,000	2,169,990
Banco de Galicia y Bs.As. S.A.U.	XXI	2,828,000	2,947,624
Banco de Galicia y Bs.As. S.A.U.	XVII	4,000	4,443,875
Banco de Galicia y Bs.As. S.A.U.	XXIII	8,250	8,886,342
Total			21,365,820
(*) Includes principal and interest.

Company	Class No.	NV as of 12.31.24	Book value (*) at 12.31.24
Tarjeta Naranja S.A.U.	XIV	1,700,000	2,009,480
Tarjeta Naranja S.A.U.	XV	330,000	424,380
Tarjeta Naranja S.A.U.	XVI	311	424,643
Tarjeta Naranja S.A.U.	XVII	1,231	1,617,398
Tarjeta Naranja S.A.U.	XIX	881	1,150,977
Tarjeta Naranja S.A.U.	XX	2,250,000	2,442,805
Tarjeta Naranja S.A.U.	LXI	854,376	1,049,130
Tarjeta Naranja S.A.U.	LXII	1,027,871	1,163,427
Tarjeta Naranja S.A.U.	LXIII	848	1,107,952
Total			11,390,192
(*) Includes principal and interest.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
Related party information is disclosed in Note 35.
The issuance of Debt Securities with remaining terms is detailed in Schedule I.

NOTE 18. CURRENT INCOME TAX LIABILITIES
The balances recorded in these items correspond to the amount of the income tax provision, net of advances made and other credits on account of this tax.
Tax Inflation Adjustment
Law 27,430 introduced a modification in which it established that the subjects referred to in paragraphs a) to e) of Article 53 of the current Income Tax Law, for the purpose of determining the taxable net earnings, should deduct or incorporate to the tax income of the fiscal year being settled, the tax inflation adjustment. Said adjustment would be applicable in the fiscal year where a variation percentage of the consumer price index is verified, greater than one hundred percent (100%), accumulated in the thirty-six (36) months prior to the closing of the fiscal year being settled. For fiscal years commencing on or after January 1, 2021, the inflation adjustment would be charged in full (100%), with no deferral at all. In this regard, the whole inflation adjustment calculated for this year has to be included in the current fiscal year.
Tax Rate
On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a structure of staggered rates for income tax with three segments in relation to the level of accumulated taxable net earnings, applicable for the years fiscal years started on or after January 1, 2021, inclusive. The rates within this procedure are as follows:
For fiscal years commenced from 01.01.25 through 12.31.25:

Accumulated Taxable Net Earnings		Ps. Payable	Plus %	On the excess of Ps.
More than Ps.	To Ps.
—	101,680	—	25%	—
101,680	1,016,796	25,420	30%	101,680
1,016,796	Onwards	299,955	35%	1,016,796
For fiscal years commenced from 01.01.24 through 12.31.24:

Accumulated Taxable Net Earnings		Ps. Payable	Plus %	On the excess of Ps.
More than Ps.	To Ps.
—	34,704	—	25%	—
34,704	347,035	8,676	30%	34,704
347,035	Onwards	102,375	35%	347,035
The amounts provided for above will be adjusted annually based on the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Censuses (INDEC), corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year.
The Group has recorded in these financial statements the impacts generated by this change.
Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

NOTE 19. SUBORDINATED DEBT SECURITIES
Among the Global Programs detailed in Note 17, at the closing of the period/fiscal year, the following issuances of issued Subordinated Debt Securities, non-convertible into shares, are in force:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Company	Placement Date	Currency	Class No.	NV	Term		Maturity Date	Rate	Issuance Authorized by CNV	Book value (*) at 03.31.25	Book value (*) at 12.31.24
Banco Galicia	07.19.16	US$	II	250,000	120 months	(1)	07.19.26	(2)	06.23.16	271,441,661	288,917,745
(*) Includes principal and interest.
(1) The amortization will be made in full at maturity, on July 19, 2026, net of expenses, unless they are redeemed in full, at the issuer's option, at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(2) Annual fixed rate of 8.25% from the date of issuance until July 19, 2021, this date included, and margin to be added to the Benchmark Readjustment annual nominal rate of 7.156% until the maturity date. Said interest agreed upon will be paid semiannually, on January 19 and July 19 from 2017 onwards.
Related party information is disclosed in Note 35.
The issuance of Subordinated Debt Securities with remaining terms is detailed in Schedule I.

NOTE 20. SHAREHOLDERS' EQUITY
Capital Stock
As of March 31, 2025, the capital stock amounts to Ps. 1,606,254, which is subscribed and paid in. It is composed of 281,221,650 class “A” ordinary shares with a par value of Ps. 1 each and 5 votes per share and 1,325,032,079 class “B” ordinary shares with a par value of Ps. 1 each and 1 vote per share, not having undergone modifications during the last three fiscal years.
On December 05, 2024, 113,821,610 Class B ordinary shares, par value of Ps. 1 each and 1 vote per share, were issued. These new shares were delivered on December 6, 2024 to HSBC Holding plc, as payment for the acquisition of HSBC's Argentine business.
The capital increase amounted to Ps. 681,199,458 (equivalent to Ps. 739,572,218 in closing currency), and the related expenses amounted to Ps. 979,257 (equivalent to Ps. 1,063,171 in closing currency), being deducted from the share premium.
On December 27, 2024 the aforementioned capital increase was registered in the Public Registry of Commerce.
On February 13, 2025, 17,740,028 Class B common shares were issued, with a par value of Ps. 1 each and 1vote per share, allowing Grupo Galicia to pay and capitalize the credits in favor of HSBC for the price adjustment of the transaction.
The capital increase amounted to Ps. 100,962,767 (equivalent to Ps. 104,728,008 in closing currency), and the related expenses amounted to Ps. 674,103 (equivalent to Ps. 699,243 in closing currency), being deducted from the additional paid-in capital.
On May 7, 2025, the aforementioned capital increase was registered in the Public Registry of Commerce.
There are no own shares in the Company's portfolio.
In Argentina, the Company's shares are quoted in Bolsas y Mercados Argentinos S.A. (BYMA) and A3 Mercados S.A. Likewise, the shares are listed in the United States of America on the National Association of Securities Dealers Automated Quotation (NASDAQ), under the American Depository Receipt (ADRs) program, of which The Bank of New York Mellon acts as the depositary agent.

NOTE 21. INCOME STATEMENT BREAKDOWN
The breakdown of Income is detailed below: Net Income from Interest, Net Fee Income, and Net Income from Financial Instruments measured at Fair Value through Profit or Loss, as of the given dates:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

	03.31.25
Items	Net Financial Income/(Expense)	OCI
By measuring Financial Assets at fair value through profit or loss	213,689,593	(150,076,028)
Income from Government Securities	152,983,972	(150,076,028)
Income from Corporate Securities	47,402,832	—
Income from Derivative Financial Instruments	7,377	—
Forward Transactions	7,377	—
Income from Other Financial Assets	(3,658)	—
Income from sale or derecognition of Financial Assets at fair value	13,299,070	—
For Financial Liabilities measured at Fair Value through Profit or Loss	6,664,553	—
Income from Derivative Financial Instruments	6,664,553	—
Forward Transactions	6,664,553	—
Options	—	—
Total	220,354,146	(150,076,028)

	03.31.24
Items	Net Financial Income/(Expense)	OCI
By measuring Financial Assets at fair value through profit or loss	242,288,631	(482,939)
Income from Government Securities	200,300,794	(482,939)
Income from Corporate Securities	30,852,553	—
Income from Derivative Financial Instruments	190,493	—
Forward Transactions	190,493	—
Income from Other Financial Assets	11,593	—
Income from sale or derecognition of Financial Assets at fair value	10,933,198
For Financial Liabilities measured at Fair Value through Profit or Loss	(43,897,724)	—
Income from Derivative Financial Instruments	(43,897,724)	—
Forward Transactions	(35,459,315)	—
Options	(8,438,409)	—
Total	198,390,907	(482,939)

Interest-related Income	03.31.25	03.31.24
For Cash and due from Banks	167,215	181,687
For Corporate Securities	3,578,925	4,779,451
For Government Securities	426,015,734	1,557,067,290
For Loans and Other Financing	1,337,024,350	1,199,705,830
Non-Financial Public Sector	69,553	—
Financial Sector	15,050,456	6,913,063
Non-Financial Private Sector	1,321,904,341	1,192,792,767
Advances	80,744,308	112,969,725
Mortgage	63,586,609	172,183,716
Pledges	38,923,810	10,233,431
Personal	381,241,331	154,335,815
Credit Cards	480,701,799	398,412,862
Finance Leases	4,156,602	2,270,168
Overdrafts	251,008,263	327,398,657
Exports Prefinancing and Financing	8,424,956	662,098
Others	13,116,663	14,326,295
For Repurchase Transactions	626,609	678,495,555
Argentine Central Bank	—	678,459,042
Other Financial Institutions	626,609	36,513
Total	1,767,412,833	3,440,229,813

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Interest-related Expenses	03.31.25	03.31.24
On Deposits	(590,752,485)	(1,095,065,968)
Non-Financial Private Sector	(590,752,485)	(1,095,065,968)
Checking Accounts	(12,383,334)	(859,904)
Savings Accounts	(81,355,262)	(61,566,197)
Time Deposits and Term Investments	(279,426,401)	(573,901,151)
Others	(217,587,488)	(458,738,716)
For Financing Received from the Argentine Central Bank and Other Financial Institutions	(40,452,756)	(51,585,847)
For Repurchase Transactions	(12,671,595)	(71,124,208)
Argentine Central Bank	—	—
Other Financial Institutions	(12,671,595)	(71,124,208)
For Other Financial Liabilities	(16,497,894)	(23,286,275)
For Debt Securities	(30,654,136)	(45,518,588)
For Subordinated Debt Securities	(7,268,867)	(7,373,417)
Total	(698,297,733)	(1,293,954,303)

Fee Income	03.31.25	03.31.24
Credit Card-related Fees	172,863,352	125,017,941
Insurance-related Fees	8,241,281	8,028,610
Debt-related Fees	118,200,816	90,768,719
Credit-related Fees	59,251,393	34,714,592
Fees related to Loan Commitments and Financial Collateral	3,297,145	2,756,963
Securities-related Fees	32,332,050	23,455,897
Collection Management Fees	1,856,997	930,060
Foreign and Exchange Operations Fees	19,402,207	9,362,384
Total	415,445,241	295,035,166

Fee - related Expenses	03.31.25	03.31.24
Fees related to Securities Operations	(1,148,986)	(1,272,671)
Credit Card-related Fees	(30,223,667)	(24,478,602)
Foreign and Exchange Operations Fees	(3,222,976)	(2,180,234)
Fees related to Indirect Channels	(2,050,655)	(557,944)
Other Fees	(17,064,192)	(13,030,385)
Total	(53,710,476)	(41,519,836)

NOTE 22. EXCHANGE RATE DIFFERENCES ON FOREIGN CURRENCY
The item composition as of the indicated dates is detailed below:

Originated by:	03.31.25	03.31.24
For Purchase-Sale of Foreign Currency	30,524,721	18,253,545
For valuation of Assets and Liabilities in foreign currency	(14,456,294)	38,926,851
Total	16,068,427	57,180,396

NOTE 23. OTHER OPERATING INCOME
The item composition as of the indicated dates is detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	03.31.25	03.31.24
Other Adjustments and Interest for Sundry Credits	23,900,117	57,881,005
Safety Deposit Boxes Rental	12,959,067	5,018,689
Other Financial Income	4,041,290	6,506,938
Other Income from Services	75,693,578	45,370,115
Unaffected Allowances	46,659	319,003
Other Sundry	49,252,330	30,788,500
Total	165,893,041	145,884,250

NOTE 24. INSURANCE BUSINESS RESULT
The item composition as of the indicated dates is detailed below:

Items	03.31.25	03.31.24
Insurance revenue	133,231,919	78,095,754
Insurance service expense	(110,723,255)	(52,021,835)
Net expenses from reinsurance contracts held	5,361,378	(7,031,335)
Total	27,870,042	19,042,584

NOTE 25. IMPAIRMENT CHARGE
The item composition as of the indicated dates is detailed below:

Items	03.31.25	03.31.24
Expected credit loss allowance	(396,345,415)	(141,495,770)
Direct Charge Offs	(4,403,156)	(2,314,395)
Total	(400,748,571)	(143,810,165)

NOTE 26. PERSONNEL EXPENSES
The breakdown of the items is detailed below, as of the indicated dates:

Items	03.31.25	03.31.24
Payroll	(146,853,541)	(121,824,390)
Social Contributions on Payroll	(39,401,289)	(30,211,255)
Personnel Compensations and Rewards	(39,081,258)	(43,369,253)
Services for Personnel	(2,749,250)	(2,831,109)
Other Short-term Personnel Expenses	(3,911,512)	(4,474,201)
Other Long-term Personnel Expenses	(2,178,799)	(562,985)
Total	(234,175,649)	(203,273,193)

NOTE 27. ADMINISTRATIVE EXPENSES
The Group presented its Statement of Comprehensive Income under the by-function-of-expense method. In accordance with this method, the expenses are classified according to their function as part of the “Administrative Expenses” item.
The following table provides the additional information required on the nature of expenses and their relation to the function, as of the indicated dates:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	03.31.25	03.31.24
Compensations and Remunerations for Services	(19,407,279)	(15,320,829)
Directors and Syndics' Fees	(918,816)	(918,921)
Advertising and Publicity	(14,542,123)	(7,279,320)
Taxes	(62,385,733)	(58,874,112)
Maintenance and Repairs	(52,148,466)	(30,563,183)
Electricity and Communications	(9,354,321)	(8,898,973)
Representation and Travel Expenses	(502,779)	(396,315)
Stationery and Office Supplies	(1,611,274)	(967,181)
Rentals	(2,782,499)	(349,144)
Administrative Services under Contract	(54,050,653)	(29,130,395)
Security	(6,527,738)	(3,279,143)
Insurance	(1,993,249)	(1,820,371)
Armored Transportation Service	(8,089,241)	(9,265,307)
Others	(32,239,543)	(19,475,844)
Total	(266,553,714)	(186,539,038)

NOTE 28. DEPRECIATION OF ASSETS
The item composition as of the indicated dates is detailed below:

Items	03.31.25	03.31.24
Depreciation of Property, Plant and Equipment	(35,068,796)	(23,031,804)
Amortization of Organization and Development Expenses	(21,674,162)	(22,061,638)
Depreciation of other Intangible Assets	(3,538,249)	(188,866)
Others(*)	(1,745,324)	(440,647)
Total	(62,026,531)	(45,722,955)
(*) This item includes Depreciation and Impairment of Sundry Assets and Losses from the sale or devaluation of property, plant and equipment.

NOTE 29. OTHER OPERATING EXPENSES
The item composition as of the indicated dates is detailed below:

Items	03.31.25	03.31.24
Turnover Tax	(151,172,717)	(214,549,189)
Contributions to the Deposit Insurance	(8,782,990)	(3,869,835)
Charges for Other Provisions	(4,128,809)	(89,485,010)
Claims	(9,674,344)	(5,114,154)
Other Financial Income	(12,667,245)	(90,277,385)
Interest on Leases	(2,044,504)	(1,551,805)
Credit Card-related Interest	(39,466,472)	(39,767,317)
Other Service-related and Sundry Expenses	(68,602,993)	(60,392,866)
Total	(296,540,074)	(505,007,561)

NOTE 30. DIVIDENDS
The Ordinary and Extraordinary Shareholders' Meeting held on April 29, 2025, approved the distribution of cash dividends in the amount of Ps. 88,000,000 (equivalent to Ps. 88,000,000 in closing currency), which represented Ps. 54.79 (amount stated in Argentine pesos) per share. Additionally, the aforementioned Meeting resolved to delegate to the Board of Directors the power to withdraw from the Reserve for the eventual distribution of profits up to the amount of Ps. 300,000,000, which is equivalent to Ps. 300,000,000 at closing currency, subject to approval and to the terms and

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
conditions that the subsidiary Banco Galicia obtains from the Argentine Central Bank with respect to the payment of dividends. (See Note 38).
Dividend payments made are detailed below:

Date of payment	Amount	Amount in closing currency
05.14.25	88,000,000	88,000,000
The Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2024, approved the distribution of cash dividends in the amount of Ps. 65,000,000 (equivalent to Ps. 101,354,503 in closing currency), which represented Ps. 44.08 (amount stated in Argentine pesos) per share. In addition, at said Meeting, the use of the Reserve for the eventual distribution of profits for up to Ps. 386,635,827 (equivalent to Ps. 602,881,306 in closing currency) was approved, delegating to the Board of Directors the power to pay it on one or more occasions until the annual meeting that discusses the income of the current fiscal year.
Dividend payments made are detailed below:

Date of payment	Amount	Amount in closing currency
05.14.24	65,000,000	89,395,929
05.23.24	140,261,066	192,904,127
06.28.24	146,118,828	192,164,921
07.24.24	152,806,783	193,173,730

NOTE 31. SEGMENT REPORTING
The Group determines the segments based on Management Reports that are reviewed by the Board of Directors, which updates them as they change.
Segments to be reported are made up of one or more operating segments of similar economic characteristics, distribution channels and regulatory environments.
The composition of each business segment is described below:
Bank: It represents the banking business operation results, including Banco de Galicia y Buenos Aires S.A.U. and Banco GGAL S.A.
Naranja X: it includes the consolidated income of Tarjetas Regionales S.A. with its subsidiaries, namely: Tarjeta Naranja S.A.U., Naranja Digital Compañía Financiera S.A.U. and NHI UK Limited.
Insurance: it represents the income of the insurance companies and includes the consolidated income of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A.U., Galicia Seguros S.A.U., Galicia Broker Asesores de Seguros S.A., Well Assistance S.A.U., Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.), GGAL Seguros de Retiro S.A. and GGAL Seguros S.A.
Other Businesses: it exposes the income of Galicia Asset Management S.A.U., Galicia Warrants S.A., Galicia Securities S.A.U., IGAM LLC, Inviu S.A.U., INVIU Uruguay Agente de Valores S.A., Galicia Investments LLC, Galicia Ventures LP, Galicia Holdings LLC, GGAL Holdings S.A., GGAL Asset Management S.A. S.G.F.C.I., GGAL Participaciones S.A.U. and Grupo Financiero Galicia S.A., the last net of eliminations of the income from equity investments. As of December 31, 2024, this segment included Agri Tech Investments LLC.
Adjustments: it comprises the elimination of transactions between the subsidiaries. See Note 35.
The Board of Directors monitors the operating income of the Group's different operating segments separately for the purpose of making decisions about the allocation of resources and the performance evaluation of each segment. Segment performance is evaluated based on the operating profits or losses and is measured consistently against the operating profit and loss of the Consolidated Statement of Income.
When any transaction occurs, the transfer prices between the operating segments are agreed independently and equitably in a manner similar to transactions made with third parties. Afterwards, the revenues, the expenses and the income arising from the transfers between the operating segments are eliminated from the consolidation.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
The segment reporting as of the indicated dates is detailed below:

Items	Banks	Naranja X	Insurance	Other Businesses	Adjustments	03.31.25
ASSETS
Cash and Due from Banks	5,899,125,883	197,470,847	4,053,918	248,205,791	(187,267,679)	6,161,588,760
Debt Securities at Fair Value through Profit or Loss	787,100,475	—	414,507,981	136,529,960	(6,791,575)	1,331,346,841
Derivative Financial Instruments	12,114,688	11,500,000	—	—	(11,500,000)	12,114,688
Repurchase Transactions	61,043,621	40,739,489	—	—	(40,682,718)	61,100,392
Other Financial Assets	1,394,740,448	661,300,647	162,666,978	174,633,534	(69,486,336)	2,323,855,271
Loans and Other Financing	12,529,224,675	4,024,600,822	—	24,129,900	(93,872,125)	16,484,083,272
Other Debt Securities	4,573,626,525	237,487,755	105,315,049	101,268,886	(115,843,131)	4,901,855,084
Financial Assets Pledged as Collateral	974,632,059	89,530,404	—	22,566,212	—	1,086,728,675
Current Income Tax Assets	16	—	934,971	—	—	934,987
Investments in Equity Instruments	48,601,507	—	2,572,570	21,582,649	—	72,756,726
Investments in Subsidiaries, Associates and Joint Ventures	901,187	—	—	1,022,109	—	1,923,296
Property, Plant and Equipment	1,015,600,480	74,276,471	7,140,898	2,573,202	—	1,099,591,051
Intangible Assets	280,339,109	19,368,571	19,807,221	2,519,899	—	322,034,800
Deferred Income Tax Assets	281,482,664	108,279,433	93,553,024	10,679,834	—	493,994,955
Assets from Insurance Contracts	—	—	36,437,770	—	—	36,437,770
Reinsurance Contract Assets	—	—	60,810,309	—	—	60,810,309
Other Non-financial Assets	253,559,637	21,173,519	17,620,309	54,347,631	—	346,701,096
Non-current Assets Held for Sale	15,770,220	—	—	—	—	15,770,220
Total Assets	28,127,863,194	5,485,727,958	925,420,998	800,059,607	(525,443,564)	34,813,628,193

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	03.31.25
LIABILITIES
Deposits	17,908,359,527	1,520,018,089	—	—	(207,528,044)	19,220,849,572
Liabilities at Fair Value through Profit or Loss	59,471,819	2,370,900	—	2,848,760	(2,848,760)	61,842,719
Derivative Financial Instruments	30,804,382	—	—	—	(11,500,000)	19,304,382
Repurchase Transactions	111,695,652	40,682,718	—	—	(40,682,718)	111,695,652
Other Financial Liabilities	2,410,958,157	2,079,004,972	—	270,926,272	(1,972,024)	4,758,917,377
Financing from the Argentine Central Bank and Other Financial Institutions	125,549,583	480,982,561	—	—	(88,883,655)	517,648,489
Issued Debt Securities	859,362,453	223,438,044	—	—	(21,365,820)	1,061,434,677
Current Income Tax Liabilities	37,479,677	83,448,217	12,701,517	43,616,176	—	177,245,587
Subordinated Debt Securities	372,710,547	—	—	—	(101,268,886)	271,441,661
Provisions	322,481,823	1,835,636	11,962,361	3,334,869	—	339,614,689
Deferred Income Tax Liabilities	114,200,856	—	—	5,001,717	—	119,202,573
Liabilities from Insurance Contracts	—	—	698,955,685	—	(32,483)	698,923,202
Reinsurance Contracts Liabilities	—	—	918,924	—	—	918,924
Other Non-Financial Liabilities	460,762,622	135,949,734	54,373,829	102,478,305	(49,361,174)	704,203,316
Total Liabilities	22,813,837,098	4,567,730,871	778,912,316	428,206,099	(525,443,564)	28,063,242,820

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	12.31.24
ASSETS
Cash and Due from Banks	7,152,584,709	71,731,758	10,598,910	255,869,731	(167,971,875)	7,322,813,233
Debt Securities at Fair Value through Profit or Loss	1,111,058,332	—	460,423,840	77,835,002	(11,390,192)	1,637,926,982
Derivative Financial Instruments	6,109,087	—	—	—	(1,591,184)	4,517,903
Repurchase Transactions	44,280,445	—	—	—	(44,280,445)	—
Other Financial Assets	666,140,739	926,139,233	167,479,145	133,732,808	(8,319,528)	1,885,172,397
Loans and Other Financing	11,982,019,840	3,761,318,495	(36,387,667)	21,867,243	(107,793,940)	15,621,023,971
Other Debt Securities	4,510,859,444	271,909,689	81,893,025	103,486,776	(103,486,774)	4,864,662,160
Financial Assets Pledged as Collateral	1,344,899,784	244,646,808	—	22,070,793	—	1,611,617,385
Current Income Tax Assets	—	—	227,168	—	—	227,168
Investments in Equity Instruments	34,118,336	—	2,702,279	8,872,685	—	45,693,300
Investments in Subsidiaries, Associates and Joint Ventures	4,438,050	—	—	—	—	4,438,050
Property, Plant and Equipment	996,122,450	74,918,663	6,910,710	2,876,313	—	1,080,828,136
Intangible Assets	287,811,852	19,254,900	19,615,429	3,895,842	—	330,578,023
Deferred Income Tax Assets	241,368,927	84,471,452	104,431,318	12,711,771	—	442,983,468
Assets from Insurance Contracts	—	—	37,178,393	—	—	37,178,393
Reinsurance Contract Assets	—	—	59,124,372	—	—	59,124,372
Other Non-financial Assets	258,290,562	22,739,637	8,000,735	50,895,889	161	339,926,984
Non-current Assets Held for Sale	15,770,279	—	—	—	—	15,770,279
Total Assets	28,655,872,836	5,477,130,635	922,197,657	694,114,853	(444,833,777)	35,304,482,204

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	12.31.24
LIABILITIES
Deposits	18,867,192,736	1,539,768,480	—	—	(175,833,285)	20,231,127,931
Liabilities at Fair Value through Profit or Loss	—	—	—	13,155,051	(3,377,836)	9,777,215
Derivative Financial Instruments	5,208,985	4,711,900	—	—	(1,591,186)	8,329,699
Repurchase Transactions	423,095,210	44,280,285	—	—	(44,280,285)	423,095,210
Other Financial Liabilities	1,541,112,074	2,083,512,078	40,510	244,826,176	(1,377,845)	3,868,112,993
Financing from the Argentine Central Bank and Other Financial Institutions	89,451,697	493,105,198	—	14	(102,920,095)	479,636,814
Issued Debt Securities	741,855,224	274,570,975	—	90,975,963	(11,390,192)	1,096,011,970
Current Income Tax Liabilities	88,570,236	48,317,801	7,527,724	30,161,916	—	174,577,677
Subordinated Debt Securities	392,404,519	—	—	—	(103,486,774)	288,917,745
Provisions	449,246,841	1,765,984	(24,356,594)	3,921,803	—	430,578,034
Deferred Income Tax Liabilities	124,071,499	—	15,531,263	9,309,171	—	148,911,933
Liabilities from Insurance Contracts	—	—	723,274,097	—	(49,430)	723,224,667
Reinsurance Contracts Liabilities	—	—	—	—	—	—
Other Non-Financial Liabilities	569,332,721	134,123,035	68,348,738	67,549,429	(526,849)	838,827,074
Total Liabilities	23,291,541,742	4,624,155,736	790,365,738	459,899,523	(444,833,777)	28,721,128,962

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	03.31.25
Net Income from Interest	806,410,801	264,581,127	10,308,910	2,083,845	(14,269,583)	1,069,115,100
Net Fee Income	219,990,322	147,203,669	—	79,839	(5,539,065)	361,734,765
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	111,138,193	53,057,794	1,180,557	39,244,623	15,732,979	220,354,146
Income from Derecognition of Assets Measured at Amortized Cost	25,432,573	4,045,452	—	—	—	29,478,025
Exchange Rate Differences on Foreign Currency	15,823,319	(5,038,386)	2,235,395	3,048,099	—	16,068,427
Other Operating Income	66,726,881	42,589,324	3,725,984	61,193,750	(8,342,898)	165,893,041
Insurance Business Result	—	—	18,426,411	—	9,443,631	27,870,042
Impairment Charge	(244,403,505)	(156,254,542)	(90,524)	—	—	(400,748,571)
Personnel Expenses	(167,677,182)	(50,658,967)	(7,459,762)	(8,379,738)	—	(234,175,649)
Administrative Expenses	(206,489,752)	(52,907,851)	(2,875,389)	(6,161,898)	1,881,176	(266,553,714)
Depreciation of Assets	(54,091,317)	(7,452,828)	(31,687)	(450,699)	—	(62,026,531)
Other Operating Expenses	(190,552,086)	(79,910,730)	(13,246,445)	(12,893,634)	62,821	(296,540,074)
Loss on Net Monetary Position	(310,235,555)	(56,457,686)	(2,740,717)	(22,079,472)	—	(391,513,430)
Operating Income	72,072,692	102,796,376	9,432,733	55,684,715	(1,030,939)	238,955,577
Share of Profit from Associates and Joint Ventures	(3,212,017)	—	—	(530,537)	—	(3,742,554)
Income before Taxes on Continuing Operations	68,860,675	102,796,376	9,432,733	55,154,178	(1,030,939)	235,213,023
Income Tax on Continuing Operations	(15,967,981)	(38,602,676)	138,236	(18,152,789)	—	(72,585,210)
Net Income from Continuing Operations	52,892,694	64,193,700	9,570,969	37,001,389	(1,030,939)	162,627,813
Net Income	52,892,694	64,193,700	9,570,969	37,001,389	(1,030,939)	162,627,813
Other Comprehensive Income (Loss)	(112,502,983)	800,155	(3,112,422)	(126,094,604)	141,285,407	(99,624,447)
Total Comprehensive Income Attributable to Parent company´s owners	(56,110,552)	64,913,839	6,409,894	(89,093,215)	136,836,476	62,956,442
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(3,499,737)	80,016	48,653	—	3,417,992	46,924

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	Bank	Naranja X	Insurance	Other Businesses	Adjustments	03.31.24
Net Income from Interest	1,821,875,056	297,260,168	18,206,265	(2,068,656)	11,002,677	2,146,275,510
Net Fee Income	152,634,720	100,283,321	—	1,345,689	(748,400)	253,515,330
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	118,119,413	29,744,093	7,992,254	42,449,963	85,184	198,390,907
Income from Derecognition of Assets Measured at Amortized Cost	131,684,928	4,585,216	—	—	—	136,270,144
Exchange Rate Differences on Gold and Foreign Currency	44,934,181	4,142,646	8,459,387	(355,818)	—	57,180,396
Other Operating Income	77,812,627	26,215,887	6,823,647	38,493,755	(3,461,666)	145,884,250
Insurance Business Result	—	—	16,076,205	—	2,966,379	19,042,584
Impairment Charge	(82,265,994)	(61,543,207)	(964)	—	—	(143,810,165)
Personnel Expenses	(133,954,251)	(45,569,438)	(14,580,093)	(9,169,411)	—	(203,273,193)
Administrative Expenses	(121,513,991)	(50,238,200)	(10,443,230)	(4,519,302)	175,685	(186,539,038)
Depreciation and Impairment of Assets	(35,157,754)	(7,390,568)	(2,700,466)	(474,167)	—	(45,722,955)
Other Operating Expenses	(335,454,203)	(68,261,009)	(90,552,844)	(10,739,505)	—	(505,007,561)
Loss on Net Monetary Position	(1,033,790,952)	(187,801,943)	(9,306,090)	(52,946,910)	—	(1,283,845,895)
Operating Income	604,923,780	41,426,966	(70,025,929)	2,015,638	10,019,859	588,360,314
Share of Profit from Associates and Joint Ventures	4,079,580	—	—	(6,266,082)	—	(2,186,502)
Income before Taxes on Continuing Operations	609,003,360	41,426,966	(70,025,929)	(4,250,444)	10,019,859	586,173,812
Income Tax on Continuing Operations	(222,668,405)	(6,154,640)	32,784,808	(4,242,874)	—	(200,281,111)
Net Income from Continuing Operations	386,334,955	35,272,326	(37,241,121)	(8,493,318)	10,019,859	385,892,701
Net Income	386,334,955	35,272,326	(37,241,121)	(8,493,318)	10,019,859	385,892,701
Other Comprehensive Income (Loss)	35,359	(642,954)	367,904	(535,730)	370,034	(405,387)
Total Comprehensive Income Attributable to Parent company´s owners	386,370,314	34,629,372	(36,709,497)	(9,029,048)	10,389,893	385,651,034
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	—	—	(163,720)	—	—	(163,720)

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 32. CAPITAL MANAGEMENT AND RISK POLICIES
The main risks to which the Group is exposed are classified into nine types: capital risk, financial risks (market risk, currency risk, interest rate risk, and liquidity risk), credit risk, operational risk, technological risk, cybersecurity risk, reputational risk, strategic risk, and money laundering risk.
There have been no significant changes in the aforementioned risk management policies, with respect to those set forth in the financial statements as of December 31, 2024.

NOTE 33. CONTINGENCIES AND COMMITMENTS
a) Tax Aspects
At the date of preparation of these Consolidated Condensed Interim Financial Statements, with varying degrees of progress, there are ongoing review and resolution processes filed by provincial and City of Buenos Aires tax authorities, mainly related to issues arising from the application of the turnover tax.
These processes and their eventual effects are subject to permanent monitoring and, although it is considered to have complied with tax obligations in accordance with current regulations, the allowances that are considered adequate have been made according to the evolution of each of the processes.
As of March 31, 2025 several claims for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022, for the amounts of Ps. 433,815, Ps. 459,319, Ps. 944,338, Ps. 866,842, Ps. 3,646,382, Ps. 4,403,712, Ps. 629,837 and Ps. 4,039,802 (nominal values), respectively, were submitted by Banco Galicia to the Customs Collection and Control Agency (Agencia de Recaudación y Control Aduanero, ARCA (formerly AFIP)). These are based on jurisprudence precedents that establish the unconstitutionality of the rules that disable the application of the tax inflation adjustment, resulting in situations of confiscatory nature. In light of the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed.
Identical claims were filed by other Group subsidiaries before the ARCA: Tarjetas Cuyanas S.A., (Tarjeta Naranja S.A.U.) predecessor company, for 2014 and 2016 periods, for an amount of Ps. 145,478, nominal value; Tarjeta Naranja S.A.U., for 2014 and 2016 periods, for a total amount of Ps. 580,164, nominal value; and for 2015, 2017, and 2018 periods, for an amount of Ps. 149,763, Ps. 326,498, and Ps. 973,843, nominal value, respectively. In light of the delay in the resolution by the Customs Collection and Control Agency, the corresponding judicial claims were filed. On May 26, 2020, Tarjeta Naranja S.A.U. filed before the ARCA a claim for the repetition of the Income Tax corresponding to 2019 period for Ps. 1,364,949 in nominal value. Regarding the lawsuit filed by Tarjeta Naranja S.A.U. for fiscal year 2018, a favorable first instance ruling was obtained on August 14, 2024.
Additionally, GGAL Holdings S.A., another subsidiary of the Group, has filed with ARCA several income tax reimbursement claims for the tax years 2014, 2015, 2016, 2017 and 2018 in the amounts of Ps.642,172, Ps.399,912, Ps.969,912, Ps.571,573 and Ps.1,287,536, respectively.
At the closing of these financial statements, the Group does not record contingent assets derived from the aforementioned presentations.
b Consumer Advocacy Associations
Consumer associations, invoking their representation, have filed claims to Banco Galicia in relation to the collection of certain commissions, interest rates, and financial charges.
The Group considers that the resolution of these disputes will not have a significant impact on its equity.
c Penalties applied to Banco de Galicia y Buenos Aires S.A.U. and Banco GGAL S.A. and summary proceedings filed by the Argentine Central Bank.
The sanctions applied and the proceedings initiated by the Argentine Central Bank are described in detail in Note 36.6.
The recorded contingency provisions are detailed below:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Item	03.31.25	12.31.24
Other Contingencies	78,987,810	81,157,187
For Judgment of a Commercial Nature/Legal Matters	33,289,610	33,586,769
For Labor Lawsuits	4,213,095	923,760
For Claims and Cards	200	217
For Guarantees Granted	—	—
For Other Contingencies	41,484,905	46,646,441
For Termination Benefits	260,512,493	349,301,215
Difference due to Dollarization of Judicial Deposits Com. “A” 4686	114,315	119,632
Administrative and disciplinary sanctions	71	—
Total	339,614,689	430,578,034
The changes in provisions are shown in detail in Schedule J.

NOTE 34. OFF-BALANCE SHEET ITEMS
In the normal course of business, in order to meet the financing needs of customers, some transactions are processed which are recorded off-balance sheet. These instruments expose the Group to credit risk, in addition to the financing recognized in the asset. These financial instruments include commitments to extend credit, letters of credit reserve, guarantees granted and acceptances.
The same credit policies are used for agreed credits, guarantees and loan granting. Pending commitments and guarantees do not represent an unusual credit risk.
Agreed Credits
They are commitments to grant loans to a customer at a future date, subject to compliance with certain contractual agreements that, in general, have fixed maturity dates or other termination clauses, and may require payment of a commission.
Commitments are expected to expire without recourse to them. The total amounts of the agreed credits do not necessarily represent future cash requirements. The solvency of each customer is assessed on a case- by-case basis.
Guarantees Granted
The issuer bank commits itself to refund the loss to the beneficiary if the guaranteed debtor breaches their obligation at maturity date.
Documentary Export/Import Credits
They are conditional commitments issued by the Group to guarantee a customer's compliance as regards a third party.
Liabilities for Foreign Trade Operations
They are conditional commitments for foreign trade transactions.
Our exposure to the loss of credit in the event of noncompliance by the other party in the financial instrument is represented by the notional contractual amount of the same investments.
The credit exposure for these transactions is detailed below:

Item	03.31.25	12.31.24
Agreed Credits	1,225,217,350	1,166,871,058
Documentary Export/Import Credits	85,829,448	132,663,267
Guarantees Granted	1,115,640,263	1,000,981,228
Liabilities for Foreign Trade Operations	101,729,079	80,409,381
The fees related to the aforementioned items, as of the indicated dates, were as follows:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Item	03.31.25	03.31.24
For Agreed Credits	407,001	65,029
For Documented Export and Import Credits	486,737	447,837
For Guarantees Granted	1,455,906	1,666,224
The expected credit loss for the aforementioned items, as of the indicated dates, is detailed below:

Item	03.31.25	12.31.24
For Agreed Credits	1,386,029	1,054,888
For Documented Export and Import Credits	3,132,666	2,256,608
For Guarantees Granted	18,201,323	14,730,099
Liabilities for Foreign Trade Operations	21,140	620,991
The credit risk of these instruments is essentially the same as that involved in extending credit facilities to customers.
To provide guarantees to our clients, in certain circumstances, counter-guarantees may be required. The amounts, by type, are as follows:

Item	03.31.25	12.31.24
Other preferred guarantees received	23,167,028	28,670,271
Other guarantees received	—	—
Additionally, checks to be debited and to be credited, as well as other elements in the collection process, such as notes, invoices and sundry items, are recorded in memorandum accounts until the related instrument is approved or accepted.
The risk of loss in these offsetting transactions is not significant.

Item	03.31.25	12.31.24
Values to be Debited	269,777,995	285,802,721
Values to be Credited	241,614,071	265,571,211
Collection Values	1,568,750,538	1,588,997,510
The Group acts as trustee under trust agreements to guarantee obligations derived from various contracts between parties; The amounts registered in the trust fund and the securities held in escrow, as of the indicated dates, are as follows:

Item	03.31.25	12.31.24
Trust Funds	23,805,101	24,793,033
Securities held in Escrow	51,362,189,200	47,523,085,445
These trusts are not consolidated because the Group does not exercise control over them.

NOTE 35. TRANSACTIONS WITH RELATED PARTIES
Human and legal persons who directly or indirectly exert control over the Entity, or are controlled by it, are considered related parties; they include the Subsidiaries, Associates and Affiliates; the members of the Board of Directors, Syndics and personnel in Senior Management positions; human persons who hold similar positions in financial institutions or complementary services companies; companies or sole proprietor ships over which key personnel may exert significant influence or control, and spouses, partners and relatives up to the second degree of consanguinity or first degree of affinity of all human persons directly or indirectly linked to the Group.
The Group controls another entity when it has power over the financial and operational decisions of other entities, and in turn, obtains benefits from it.
On the other hand, the Group considers that it has joint control when there is an agreement between the parties on the control of a common economic activity.
Finally, those cases where the Group exerts significant influence means the capacity to participate in the decisions of the financial policy and the company's operations. Shareholders with an interest equal to or greater than 20% of the Group's

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
total votes or its subsidiaries are considered to exert a significant influence. In determining said situations, not only the legal aspects are observed but also the nature and substance of the relationship.
Additionally, the key personnel of the Group's Management (members of the Board of Directors and Managers) and the entities over which the key personnel can exert significant influence or control are considered related parties.
35.1.    Controlling Entity
The Group is controlled by:

Name	Nature	Main Activity	Location	Interest %
EBA Holding S.A.	51.48% of voting rights	Financial and Investment Matters	City of Buenos Aires - Argentina	17.51%
35.2.    Remunerations of Key Personnel
The remuneration received by the Group’s key personnel as of March 31, 2025 and March 31, 2024 amounts to Ps. 42,659,835 and Ps. 30,238,710, respectively.
35.3.    Composition of Key Personnel
The composition of key personnel as of the indicated dates is as follows:

Composition of Key Personnel	03.31.25	03.31.24
Regular Directors (*)	141	95
General Manager	2	1
Area Managers and Other Leaders	171	98
Total	314	194
(*) It is composed of Regular Directors, members of the different Boards of Directors of the Company and its subsidiaries.
35.4.    Transactions with Related Parties
The following chart, as of the indicated dates, shows the total credit assistance granted by the Group to key personnel, syndics, main shareholders, their relatives up to second degree of consanguinity or first of affinity (according to the Argentine Central Bank's definition of related natural person) and any company related to any of the above which consolidation is not required.

Items	03.31.25	12.31.24
Total Amount of Credit Assistance	48,451,832	49,593,609
Number of Recipients (quantities)	321	326
- Physical Persons	267	269
- Legal Persons	54	57
Average Amount of Credit Assistance	150,940	152,128
Maximum Assistance	11,320,122	15,149,406
The financing, including those that were restructured, were granted in the normal course of business and substantially on the same terms, including interest rates and guarantees, as those in force at the time to grant credit to unrelated parties. Likewise, they did not imply any risk for uncollectible accounts greater than normal, nor did they present any other unfavorable conditions.
35.5.    Balances between Related Parties
The table below includes balances of transactions with related parties as of the indicated dates, which have been eliminated from the Consolidated Condensed Interim Financial Statements:

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	03.31.25	12.31.24
ASSETS
Cash and Due from Banks	187,267,679	167,971,875
Debt Securities at Fair Value through Profit or Loss	6,791,575	11,390,192
Derivative Financial Instruments	11,500,000	1,591,184
Repurchase Transactions	40,682,718	44,280,445
Other Financial Assets	69,486,336	8,319,528
Loans and Other Financing	93,872,125	107,793,940
Other Debt Securities	115,843,131	103,486,774
Other Non-financial Assets	—	(161)
Total Assets	525,443,564	444,833,777

Items	03.31.25	12.31.24
LIABILITIES
Deposits	207,528,044	175,833,285
Liabilities at Fair Value through Profit or Loss	2,848,760	3,377,836
Derivative Financial Instruments	11,500,000	1,591,186
Repurchase Transactions	40,682,718	44,280,285
Other Financial Liabilities	1,972,024	1,377,845
Financing from the Argentine Central Bank and Other Financial Institutions	88,883,655	102,920,095
Issued Debt Securities	21,365,820	11,390,192
Subordinated Debt Securities	101,268,886	103,486,774
Insurance Contracts Liabilities	32,483	49,430
Other Non-Financial Liabilities	49,361,174	526,849
Total Liabilities	525,443,564	444,833,777

Items	03.31.25	03.31.24
INCOME
Net Income from Interest	14,269,583	(11,002,677)
Net Fee Income	5,539,065	748,400
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	(15,732,979)	(85,184)
Other Operating Income	8,342,898	3,461,666
Insurance Business Result	(9,443,631)	(2,966,379)
Administrative Expenses	(1,881,176)	(175,685)
Other Operating Expenses	(62,821)	—
Total Income	1,030,939	(10,019,859)
During the period, Banco Galicia has carried out securities purchase and sale transactions with related entities.

NOTE 36. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK
36.1.    Deposit Insurance
Through Law No. 24,485 and Executive Order No. 540/95, the creation of the Deposit Insurance System was arranged, in order to cover the risk of bank deposits in addition to the privileges and protection system established in the Financial Institutions Act.
By Executive Order No. 1127/98, the National Executive Branch established the maximum coverage limit of the insurance system including demand or time deposits, either in Argentine pesos and/or foreign currency. As of April 1, 2024, this limit was established at Ps. 25,000.
Deposits made by other financial institutions are not included in this system, nor deposits made by persons directly or indirectly related to the institution, deposits of securities, acceptances or guarantees, or deposits made at a rate higher than the rate periodically established by the Argentine Central Bank. The deposits which ownership has been acquired via endorsement, financial products offering additional incentives to the interest rate, and the fixed balances from deposits and other transactions excluded, are also excluded from this system. This system has been implemented through the creation of

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
a fund denominated “Deposit Insurance Scheme” (Fondo de Garantía de los Depósitos, FGD), administered by Seguros de Depósitos S.A. (SEDESA) and which shareholders are the Argentine Central Bank and the financial institutions in the proportion defined by SEDESA based on the contributions to the aforementioned fund.
For each entity, the monthly contribution to the Fund is 0.015% on the monthly average of all deposits comprised.
36.2    Restricted Assets
As of the indicated dates, there are restrictions on the free availability of the following assets:
Banco de Galicia y Buenos Aires S.A.U.
a)    Cash at Banks and Government Securities

Items	03.31.25	12.31.24
For Operations in A3 Mercados S.A. and BYMA	117,470,926	95,105,445
For Capacity of Repo Transactions	—	23,550,239
For Operations with Debit/Credit Cards	118,796,646	118,725,137
For Attachments	13,058	14,177
Minimum Offsetting Entry required to Operate as CNV Agents	2,239,278	2,271,049
Guarantees of the Competitiveness Program for Regional Economies (IDB - FONDEFIN)	8,397	8,516
For Other Operations (includes Deposits as Collateral from Rentals)	250,555	256,249
For Forward Purchases for Repurchase Transactions	—	211,952,156
For Surety Guarantees	154,408,926	47,128,591
b)    Escrow Accounts
Escrow accounts have been opened in the Argentine Central Bank for the operations related to the electronic clearing houses, cancellation checks and other similar operations which as of the indicated dates amounted to:

Items	03.31.25	12.31.24
Escrow Accounts	298,244,541	289,395,552
c)    Interests in Other Companies
The item “Investments in equity instruments” includes the amount of 1,222,406 non-transferable non- endorsable registered ordinary shares of Electrigal S.A., which transfer is subject to the approval of the national authorities, in accordance with the terms of the concession contract duly signed.
d)    Contribution to Risk Funds
Banco Galicia, as a protective partner in the Risk Funds of Garantizar S.G.R., Don Mario S.G.R., Movil S.G.R., Potenciar S.G.R., Bind Garantías S.G.R., and Aval Ganadero S.G.R., undertakes to maintain the contributions made to them for a period of 2 years.

Items	03.31.25	12.31.24
Fondo de Riesgo de Garantizar S.G.R.	25,751,269	22,746,344
Don Mario S.G.R.	1,743,746	2,388,521
Móvil S.G.R.	2,532,700	2,749,730
Potenciar S.G.R.	5,018,353	5,448,381
Bind Garantías S.G.R.	550,000	597,130
Aval Ganadero S.G.R.	480,000	521,132
Campo Aval S.G.R.	100,000	108,569
Argentina Ciudad S.G.R.	200,000	—
Neuquen Pymes S.G.R.	100,000	—
Banco de Galicia y Buenos Aires S.A.U.
a)    Cash at Banks and Government Securities

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Items	03.31.25	12.31.24
For Operations in A3 Mercados S.A. and BYMA	121,451,961	154,329,554
For Capacity of Repo Transactions	289,526	24,420,751
For Operations with Debit/Credit Cards	44,403,009	36,975,390
For Attachments	653,265	709,127
Minimum Offsetting Entry required to Operate as CNV Agents	609,249	332,142
For Other Operations (includes Deposits as Collateral from Rentals)	144,797	153,296
For Surety Guarantees	—	124,011,157
b)    Escrow Accounts

Items	03.31.25	12.31.24
Escrow Accounts	113,383,547	119,865,239
Inviu S.A.U.

Items	03.31.25	12.31.24
Minimum Offsetting Entry required to Operate as CNV Agents	449,820	449,105
Deposits as Collateral	797,223	1,462,639
Naranja Digital Compañía Financiera S.A.U.
Escrow accounts have been opened in the Argentine Central Bank for the operations related to the electronic clearing houses, cancellation checks and other similar operations which as of the indicated date amounted to:

Items	03.31.25	12.31.24
Escrow Accounts	29,428,259	101,338,483
Tarjeta Naranja S.A.U.

Items	03.31.25	12.31.24
Guarantees related to Rental Contracts	27,787	25,665
Guarantees related to consumer transactions with credit card abroad	8,123,261	5,025,384
Galicia Asset Management S.A.U.

Items	03.31.25	12.31.24
Minimum offsetting entry required to operate as Escrow Agent for Collective Investment Products, Mutual Funds as required by the CNV(*)	814,323	817,950
(*) As of March 31, 2025, it corresponds to 17,000,000 shares of the FIMA Mix I Class “C” Fund.
GGAL Asset Management S.A. S.G.F.C.I.

Items	03.31.25	12.31.24
Minimum offsetting entry required to operate as Escrow Agent for Collective Investment Products, Mutual Funds as required by the CNV(*)	11,724,029	9,345,622
(*) As of March 31, 2025, it corresponds to 16,093,583 shares of the HF Pesos Fund. and 44,970,688 HF Pesos Plus Fund.
Galicia Securities S.A.U.

Items	03.31.25	12.31.24
For Activities in the Market	1,100,145	1,466,656
Minimum Offsetting Entry required to Operate as CNV Agents	518,400	516,789
Deposits as Collateral	298,226	311,146
Sudamericana Holding S.A.

Items	03.31.25	12.31.24
For Attachments (*)	362,343	364,293
(*) Related to lawsuits and claims related to insurance activities.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
GGAL Seguros S.A. y GGAL Seguros de Retiro S.A.

Items	03.31.25	12.31.24
For Attachments (*)	321,356	329,602
Collateral deposits associated with legal proceedings	748,936	741,193
(*) Related to lawsuits and claims related to insurance activities.

Galicia Holdings US Inc.

Items	03.31.25	12.31.24
Guarantees related to Rental Contracts	149,422	—
The total assets of restricted availability for the items indicated in the aforementioned controlled companies, as of the indicated dates, is as follows:

Items	03.31.25	12.31.24
Total Restricted Availability Assets	1,063,707,279	1,405,958,101
36.3    Fiduciary Activities
a)    Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Contract date	Trustor	Balances	Maturity(*)
11.23.11	Exxon Mobil	359,352	04.19.27
09.12.14	Coop. de Trab. Portuarios	8,130	09.12.26
	Total	367,482
(*) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.
b)    Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity (*)
12.06.06	GAS I	1,120,975	12.31.25
05.14.09	GAS II	22,140,545	12.31.25
06.08.11	MILA III	139,741	12.31.25
09.01.11	MILA IV	36,358	12.31.25
	Total	23,437,619
(*) Estimated date since maturity date shall occur at the time of the distribution of all of trust assets.
36.4.    Compliance with regulations required by the National Securities Commission
(a)    Agents - Minimum Offsetting Entry Required
Banco de Galicia y Buenos Aires S.A.U.
Within the framework of the provisions of Resolution No. 622/13 of the CNV, the Bank has obtained registration in the registry kept by said body in the categories of Escrow Agent for Collective Investment Products, Mutual Funds, in the Financial Trustors’ Registry No. 54 and Comprehensive Settlement and Offsetting Agent No. 22 (ALyC and AN - INTEGRAL).
As of March 31, 2025, for the Escrow Agent for Collective Investment Products, Mutual Funds in the Financial Trustors' Registry, the required Shareholders' Equity amounts to Ps. 1,326,200, and the minimum required offsetting entry is Ps. 663,100.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
In the case of ALyC and AN - INTEGRAL, said requirement amounts to Ps. 656,609, with the minimum offsetting entry required being Ps. 328,305.
The Entity integrated these requirements with Argentine Republic Bonds, Adjusted by CER, valued at amortized cost in the amount of Ps. 2,239,278, whose fair value is Ps. 1,944,000, which are held in escrow in Caja de Valores (Comitente 100100).
Banco GGAL S.A.
Considering the operations currently carried out by the Entity, and in accordance with the different categories of agents established by Resolution No. 622/13 of the CNV, the Entity registered with such Agency for the following categories of agents: “Custody Agent of Collective Investment Products of Collective Investment Mutual Funds FCI No. 2” and “Settlement and Clearing Agent - own No. 167”.
Pursuant to such Resolution, the Minimum Net Equity to operate in the above mentioned categories amounts to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA) equivalent to Ps.656,609.
As of March 31, 2025, the Shareholders' Equity of the Bank amounts to Ps.1,553,362,689, complying with the minimum requirement set forth by the CNV. Additionally, it complies with the liquid counterparty requirement, corresponding to 50% of the amount of the minimum net worth of each of the agent categories.
The entity integrated such requirements with available assets in pesos and other currencies amounting to Ps.143,979 and assets in local instruments amounting to Ps.184,325.
Galicia Asset Management S.A.U.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders' Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds, amounts to Ps. 1,549,560 and the minimum offsetting entry amounts to Ps. 774,780.
As of March 31, 2025, the Shareholders' Equity of Galicia Asset Management S.A.U. exceeds the minimum required by said Resolution.
Galicia Asset Management S.A.U. integrated said requirement with 17,000,000 shares of Fondo FIMA MIX I Class “C,” equivalent to Ps. 814,323.
GGAL Asset Management S.A. S.G.F.C.I.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.684,040 and the minimum offsetting entry amounts to Ps.342,020.
The Company’s Shareholders’ Equity as of March 31, 2025, exceeds the minimum required by the aforementioned Resolution.
GGAL Asset Management S.A.S.G.F.C.I. integrated said requirement with 16,093,583 shares of HF Pesos Plus Class I , equivalent to Ps. 1,295,808 and 44,970,688 HF Pesos Class I, equivalent to Ps. 10,428,220, amounting to 11,724,029.
Galicia Securities S.A.U.
Within the framework of the provisions of CNV Resolution No. 622/13, Galicia Securities S.A.U. has obtained registration in the registry in the categories “Own Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Placement and Distribution Agents of Mutual Funds.”
In accordance with the established requirements, the ALyC and AN Own Portfolio must have a minimum Shareholders' Equity equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA), such semi-annual requirement amounting to Ps. 656,609 as of March 31, 2025, with the minimum offsetting entry being Ps. 328,305.
In the case of a Placement and Distribution Agents of Mutual Funds, its Shareholders' Equity must be equivalent to 163,500 UVA, such requirement amounting to Ps. 228,246, with the minimum offsetting entry required of Ps. 114,123.
As of March 31, 2025, the Shareholders' Equity of Galicia Securities S.A.U. exceeds the minimum required as per the above paragraphs.
Galicia Securities S.A.U. integrated these requirements with National Treasury Bills - S16A5.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
INVIU S.A.U.
Within the framework of the provisions of CNV General Resolution No. 622/13, INVIU S.A.U.. has obtained registration in the registry in the categories “Own Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Placement and Distribution Agents of Mutual Funds.”
In accordance with the established requirements, the ALyC and AN Own Portfolio must have a minimum Shareholders' Equity equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA), such semi-annual requirement amounting to Ps. 656,609 as of March 31, 2025, with the minimum offsetting entry being Ps. 328,305.
In the case of a Placement and Distribution Agents of Mutual Funds, its Shareholders' Equity must be equivalent to 163,500 UVA, such requirement amounting to Ps. 228,246, with the minimum offsetting entry required of Ps. 114,123.
As of March 31, 2025, the Shareholders' Equity of INVIU S.A.U. exceeds the minimum required established in the preceding paragraphs.
INVIU S.A.U. integrated this requirement with a demand account opened at JP Morgan Chase Bank National Association.
(b) Escrow Agent for Collective Investment Products, Mutual Funds
Banco de Galicia y Buenos Aires S.A.U.
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Galicia Administradora de Fondos S.A., in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “Fima Acciones,” “Fima P.B. Acciones,” “Fima Renta En Pesos,” “Fima Ahorro Pesos,” “Fima Renta Plus,” “Fima Premium,” “Fima Ahorro Plus,” “Fima Capital Plus,” “Fima Abierto Pymes,” “Fima Mix I,” “Fima Mix II,” “Fima Renta Fija Internacional,” “Fima Acciones Latinoamericanas en dólares,” “Fima Sustentable ASG,” “Fima Renta Fija Dólares” and “Fima Mix Dólares,” it is hereby stated that the total quantity held in escrow as of March 31, 2025 is 113,574,991,513 shares, their cash value being Ps. 8,532,604,454, which is reflected in the account “Depositors of Securities Held in Escrow.” At the closing of the previous fiscal year, securities held in escrow amounted to the quantity of 113,964,085,065 shares and their cash value was Ps. 7,981,096,231.
The equity of the Mutual Funds is detailed below as of the indicated dates:

Investment Mutual Fund - Equity	03.31.25	12.31.24
Fima Acciones	101,400,829	127,974,646
Fima P.B. Acciones	62,653,711	71,883,330
Fima Renta En Pesos	114,149,426	129,999,535
Fima Ahorro Pesos	399,020,513	450,833,595
Fima Renta Plus	84,832,905	97,794,168
Fima Premium	6,749,579,097	6,241,955,502
Fima Ahorro Plus	361,865,513	421,021,790
Fima Capital Plus	130,560,892	155,560,676
Fima Abierto Pymes	15,883,070	13,973,412
Fima Mix I	28,378,812	30,885,545
Fima Mix II	8,290,127	9,706,919
Fima Renta Fija Internacional	4,006,985	4,390,512
Fima Sustentable ASG	4,009,122	3,587,673
Fima Acciones Latinoamericanas Dólares	473,625	428,571
Fima Renta Fija Dólares	332,246,568	70,449,895
Fima Mix Dólares	135,253,259	150,650,462
Total	8,532,604,454	7,981,096,231
Banco GGAL S.A.
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco GGAL S.A: in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “HF Pesos”, “HF Pesos Plus”, “HF Infraestructura PPEReI”, “HF Renta Fija Argentina”, “HF Acciones Líderes”, “HF Retorno Total”, “HF Renta Fija Estratégica”, “HF Desarrollo Abierto Pymes”, “HF Pesos Renta Fija”, “HF Acciones Argentinas”, “HF Balanceado”, “HF Renta Dólares”, “HF Infraestructura II”, “Roble Ahorro en Dólares” y “HF Multimercado”, it is hereby stated that the total quantity held in escrow as of March 31, 2025 is 125,619,458,158 shares, their cash value being Ps. 1,453,390,344, which is

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
reflected in the account “Depositors of Securities Held in Escrow.” At the closing of the previous fiscal year, securities held in escrow amounted to the quantity of 104,969,157,902 shares and their cash value was Ps. 1,500,173,078.

Investment Mutual Fund - Equity	03.31.25	12.31.24
HF Pesos	965,051,201	944,228,648
HF Pesos Plus	187,556,727	203,850,870
HF Infraestructura PPEReI	62,430,319	76,523,171
HF Renta Fija Argentina	31,749,400	40,633,323
HF Acciones Líderes	33,357,692	37,690,195
HF Retorno Total	29,555,351	35,283,384
HF Renta Fija Estratégica	33,379,177	33,899,689
HF Desarrollo Abierto Pymes	30,640,200	30,207,152
HF Pesos Renta Fija	19,175,721	29,958,365
HF Acciones Argentinas	21,385,911	25,171,319
HF Balanceado	21,706,396	24,838,376
HF Renta Dólares	8,392,605	9,111,408
HF Infraestructura II	8,567,640	8,314,899
Roble Ahorro en Dólares	442,004	461,159
HF Multimercado (*)	—	1,120
Total	1,453,390,344	1,500,173,078
(*) As of March 21, 2025, the fund had no quota holders or assets due to a redemption made by the only quota holder (GGAL Asset Management S.A. S.G.F.C.I.).
All the transactions detailed above are recorded in off-balance sheet items—securities held in custody.
The mutual funds detailed above have not been consolidated as the Group is not a controlling company thereof, since the depository role does not imply in this case:
•power over the trust to run material activities;
•exposure or right to variable returns;
•capacity to have influence on the amount of returns to be received for the involvement.
(c)    Documentation Safeguarding
In accordance with CNV General Resolution No. 629, the Group informs that it is in possession of supporting documentation of accounting and management operation safeguarded at AdeA (Tax ID. No. 30- 68233570-6) Plant III, located in Ruta Provincial 36 km 31.5 N° 6471 (PC 1888) Bosques, Province of Buenos Aires, legal domicile at Av. Juramento 1775, Piso 4 (1428), City of Buenos Aires.
Banco GGAL S.A. notes that it has supporting documents regarding accounting operations and management transactions which are in the custody of Iron Mountain Argentina S.A. (CUIT No. 30-68250405-2), located at different addresses: Amancio Alcorta 2482 - Autonomous City of Buenos Aires, Av. Pedro de Mendoza 2147 - Autonomous City of Buenos Aires, Azara 1245 - Autonomous City of Buenos Aires and San Miguel de Tucumán 601 Spegazzini - Province of Buenos Aires.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
36.5.    ACCOUNTS THAT IDENTIFY COMPLIANCE WITH THE MINIMUM CASH
As of March 31, 2025, the balances recorded in the regulatory items are the following:
For Banco de Galicia y Buenos Aires S.A.U.:

		In currency
Item	Ps.	Thousand US$	Euros(*)
Checking Accounts held in the Argentine Central Bank	274,599,870	2,054,072	27
Special Accounts in the Argentine Central Bank	294,971,763	9,540	—
National Treasury Bonds in Argentine Pesos Computable for Minimum	227,602,302	—	—
Argentine Government Securities	1,049,666,438	—	—
Total in Concept of Integration of the Minimum Cash	1,846,840,373	2,063,612	27
(*) Stated in thousand US$.
For Banco GGAL S.A.:

		In currency
Item	Ps.	Thousand US$
Checking Accounts held in the Argentine Central Bank	78,000,000	430,990
Special Guarantee Accounts benefiting electronic clearinghouses	101,292,902	11,259
Total in Concept of Integration of the Minimum Cash	179,292,902	442,249
The determination of the minimum capital position on Banco Galicia's consolidated basis is detailed below: Balances are disclosed in accordance with the standard and currency in force in each period/fiscal year.

Items	03.31.25	12.31.24
Capital Requirement	2,125,401,375	1,982,273,229
Integration	6,321,548,558	5,240,285,104
Excess of Integration	4,196,147,183	3,258,011,875
36.6.    PENALTIES APPLIED TO BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND BANCO GGAL S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK, THE FINANCIAL INFORMATION UNIT (UIF, SPANISH ACRONYM) AND THE NATIONAL SECURITIES COMMISSION (CNV, SPANISH ACRONYM).
Penalties imposed on Banco de Galicia y Buenos Aires S.A.U. existing as of March 31, 2025:
UIF Proceedings - Docket 867/13.
•Penalty notification date: June 19, 2020.
•Reason of the Penalty: alleged non-compliance with the provisions of Article 21 of the Anti-Money Laundering Law and alleged non-compliance with the provisions of UIF Resolution No. 121/11, especially with the provisions of Article 13 (Paragraph j), Article 14 (Paragraph h), Article 21 (Paragraph a), Article 23 and Article 24 (Paragraphs d and e). These objections are linked to the risk matrix and the operations monitoring system in relation to the prevention of money laundering and financing of terrorism and the alleged lack of required information.
•Amount applied and those responsible sanctioned (penalties): penalties for global amounts of Ps. 440 to the Bank and eight Directors.
•Status of the case: On September 14, 2020, the direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 25 of Law No. 25,246, amended by Law No. 24,144; Room III was designated to issue judgment. On November 30, 2023, Room III of the National Court of Appeals for Federal Administrative Matters decided to reject the direct appeal filed, with costs awarded. On December 15, 2023, a Federal Extraordinary Appeal was filed against this last decision. On February 2, 2024, the UIF answered the direct appeal. On February 22, 2024, the Court of Appeals denied the Extraordinary Federal Appeal, also establishing the compensation for the lawyers of the UIF. On February 29, 2024, an appeal was filed against that decision before the Supreme Court of Justice of the Nation, but no decision has been rendered so far.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
UIF Proceedings - Docket No. 127/18.
•Date of notification of the opening of the summary proceeding: April 18, 2022.
•Imputation of Charges: Alleged breaches in the determination of customer profile, deficiencies in the implementation of technological tools and monitoring and in the parameterization of alerts, as well as the alleged untimeliness of an STR filed and failure to file an STR of a customer; this in alleged violation of Articles 20 bis, 21 Paragraphs a) and b), and 21 bis of Law No. 25,246; and Articles 3 (Paragraph g); 21 (Paragraphs g and j); 22 (Paragraph a-); 23; 24 (Paragraphs d-, e- and f-); and 34 of UIF Resolution No. 121/2011, as amended.
•Defendants: The Bank and seven Directors.
•Status of the case: on July 1, 2022, the defense and presentation of evidence was filed together with several motions. On February 17, 2023, it was decided to proceed to the admittance of evidence, which was subsequently produced. On April 14, 2023, notice was served to present the argument on the merits of the evidence, which was presented on April 28. On December 26, 2024, due to the issuance of Resolution UIF No. 90/2024, a request was made for the defendants to be admitted to the “abbreviated procedure”, requesting the UIF to settle the charges filed. Thus, on February 3, 2025, the UIF made the settlement for the four charges involved, estimating them in the amount of Ps.9,135 for the bank and the same amount for the members of the administrative body, resulting in a total amount to be paid of Ps.18,269. The liquidation was accepted and a commitment was made to remedy noncompliance, to be reported by May 5, 2025 at the latest.
Argentine Central Bank Summary Proceeding No. 1613.
•Date of notification of the opening of the summary proceeding: August 24, 2023.
•Imputation of Charges: Alleged violation of the provisions of the Ordered Text of the rules on the “Regulation of the bank checking account”, according to Communication “A” 4971. OPASI Circular 2 - 402. Schedule. Section 7, Paragraph 7.3, Points 7.3.1.5 -in accordance with the provisions of Section 8, Points 8.2.3-, 7.3.3.2 i) and 7.3.3.2 iii) (as supplemented and amended) due to an alleged failure to ratify in court the report of loss and an inadequate report of the checks in the Information Regimes regarding two checks corresponding to a customer which were rejected due to an “Order not to pay - With funds.”
•Defendants: the Bank, three Managers and a Check Processing Leader.
•Status of the case: On September 12, 2023, a general reply was filed by all the defendants, and on September 25, 2023, additional personal replies were filed. On February 29, 2024, it was resolved to open the summary to evidence, rejecting part of it -with respect to which a reservation was formulated- and admitting the rest. After the evidence was favorably submitted, on April 12, 2024, it was resolved to close the proof period, and a ten-day transfer was granted in order to present arguments on the merits of the evidence, and the arguments was filed on April 26, 2024. On December 10, 2024 the BCRA issued the final resolution rejecting the evidence offered and imposing a warning to the defendants. An appeal against this decision was lodged with the President of the Argentine Central Bank., but there have been no further developments to date.
Argentine Central Bank Summary Proceeding No. 1620.
•Date of notification of the opening of the summary proceeding: December 18, 2023.
•Imputation of Charges: Alleged violation of the provisions of the Ordered Text of the “Minimum Standards on Internal Controls for Financial Institutions”, according to Communication “A” 6552, Circular CONAU 1 - 1289, Schedule I, Section I - Basic Concepts-, Point 1 - Internal Control, and Section IV - Design and Documentation of Controls-, Point 1 - Responsibilities in the Design and Implementation of Controls-, as supplemented and amended; and the Ordered Text of the rules on “Guidelines for Risk Management in Financial Institutions”, according to Communication “A” 5398, Circular RUNOR 1 - 1013, Schedule, Section 1 - Risk Management Processes-, Point 1.1. -Scope of the Guidelines-, Point 1.4. -General Principles-, Sub-point 1.4.3, and Section 6 -Operational Risk Management-, Point 6.1.2., as supplemented and amended, due to alleged failures in internal controls and deficiencies in the management of the financial entity between 09.02.19 and 08.05.22.
•Defendants: The Bank and nineteen officers (Directors, Syndics, Managers and Tribe Leaders).
•Status of the case: On February 2, 2024, a general reply was filed by all the defendants, and on March 7, 8 and 20, additional personal replies were filed. On April 24, 2024, it was resolved to open the summary proceeding to submit evidence, which was partially rejected -with respect to which a request to preserve the right of defense and

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
a reversal request were filed- and the rest was admitted. On May 30, 2024, the discovery period was closed, and a ten-day notice was served in order to present arguments on the merits of the evidence, and the arguments were presented on June 13, 2024. In turn, on 7 February 2025, the allegation (and the evidence on which it is based) produced in the framework of Summary Exchange No. 7732 was presented as a new fact, with no further developments having been recorded thereafter.
Argentine Central Bank Summary Proceeding No. 7732.
•Penalty notification date: August 8, 2022.
•Imputation of Charges: Having conducted exchange transactions made by customers without the prior approval of the Argentine Central Bank in alleged violation to Article 1, paragraphs e) and f) of the Foreign Exchange Criminal Regime (as amended by Executive Order No. 480/95), which includes the regulations of points 5, 6, 9, 10, 15 and 18 of Communication “A” 6770, Communication “A” 6815, Communications “C” 43716, 49077, 50737, 52384, 52388, 57618, 62862, 66581, 66582, 67343, 70322, 81561, 82665, and 84797, as amended and supplemented.
•Responsible persons receiving penalties: General Manager, Area Managers and other officers.
•Status of the case: On February 28, 2023, the case was presented for the defense of all the defendants. The statute of limitations was raised. The defendants’ individual replies for their defense were recently filed. On August 14, 2023, the demurrer with respect to two of the defendants was rejected, and on August 17, 2023, we filed a request to preserve the right of defense with respect to this demurrer. On January 25, 2024 the BCRA rejected the plea of lack of action filed with respect to another of the individuals charged, a resolution with respect to which we filed a reservation on February 5, 2024, which was filed on April 3 of the same year. On May 29, 2024, the opening of the evidence period was ordered and the proposed measures (testimonial, informative and expert) were produced. On December 23, 2024, the proof period was ordered to close and on February 3, 2025, the pleading was presented with the merits of the evidence, without any further developments.
CNV Summary Proceeding No. 87/2024.
•Date of notification of the opening of the summary proceeding: April 30, 2024.
•Imputation of Charges: Alleged violation of Article 117, Paragraph “b”, of Law No. 26,831, as amended, Article 2°, Paragraphs “a”, “b” and “c”, Section II, Chapter III, Title XII, of the CNV Regulations (consolidated text of 2013 and amendments), and Article 59 of Law No. 19,550, based on a report prepared by the Argentine Central Bank and sent to the CNV, which indicates that it has detected a series of transactions that, affecting the volumes and prices considered, could have induced a distorted application of Communication “A” 7546 and complementary notes in the execution of put options that have the Argentine Central Bank as the acquiring party. In their report, they state that in spite of the difficulties to accurately establish the valuations of bonds with hybrid characteristics, such as dual bonds, accentuated by the low liquidity and a discontinuous distribution of the curve, the put options executed could not have been exercised at the resulting levels if there had not been transactions carried out on February 19 and 20, 2024 by the Bank and its related companies Galicia Securities S.A.U. and Inviu S.A.U. The transactions between the aforementioned companies allegedly allowed the exercise of the liquidity option (PUT) of the Dual Bond (TDE25) for NV Ps. 113 million according to Communication “A” 7546 and complementary notes, in apparent excess for an amount of Ps. 23,072,000 in relation to the amount that would have corresponded if an extrapolated price had been applied. The result generated by such transaction was registered under the line “Net Income from Financial Instruments at Fair Value through Profit or Loss” in the Statement of Income.
•Defendants: six Regular Directors and the three Regular Syndics of the Bank, three Regular Directors and the three Regular Syndics of Galicia Securities S.A.U. in office at the time of the facts, and five Regular Directors and the three Regular Syndics of INVIU S.A.U. in office at the time of the facts.
•Status of the case: During the period, the pertinent answers to the charge have been presented; on the other hand, the Argentine Central Bank debited the amount of Ps. 28,837,892 voluntarily offered by the Entity as full compensation for the alleged damage and interest, without prejudice to the defense arguments, or recognition of facts or rights, a situation that has been notified to the CNV. On November 15, 2024, the opening of the proceedings was ordered, and the measures offered are currently in the process of production.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Financial Summary No. 1631 (BCRA File No. EX2024-00152644-GDEBCRA#BCRA).
•Date of notification of the opening of the summary: October 23, 2024.
•Imputed charges: alleged management and/or internal control failures and weaknesses of the financial institution in apparent violation of the provisions in: (i) certain sections of the Consolidated Text of the "Minimum Standards on Internal Controls for Financial Entities" and its complementary and amended provisions; (ii) certain provisions of the Orderly Text of the “Norms on Guidelines for Risk Management in Financial Institutions”, as supplemented and amended; and (iii) certain provisions of the Orderly Text of the “Norms on Guidelines for Corporate Governance in Financial Institutions”, and its complementary and amended provisions. This, based on the transactions carried out between February 19, 2024 and February 21, 2024 by the Bank and its related companies Galicia Securities S.A.U. and INVIU S.A.U. with the Dual Bond (TDE25) and the subsequent execution of the liquidity option (put).
•Defendants: the Bank, seven directors, the General Manager, the former manager of the Financial Banking Area, the former manager of Trading & Global Markets, the former Trading Team Leader of the Trading & Global Markets Management and three traders of the Trading & Global Markets Management.
•Status of the case: The corresponding disclosures were presented to the bank, the directors, and the general manager in November 2024, and there have been no further developments to date.
Penalties imposed on Banco GGAL S.A. existing as of March 31, 2025:
Summary No. 4774.
▪Date of notification of the opening of the summary proceeding: October 20, 2011.
▪Imputation of Charges: Alleged non-compliance with the provisions of BCRA Communication "A" 4359 due to discrepancies in real estate purchase transactions carried out by non-residents between the amounts received by the Entity and the amounts in the deeds.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 4 individuals.
▪Status of the Case: On April 6, 2017, the defendants were acquitted of all charges, and on May 18, 2017, the Court of Appeals upheld the acquittal. On July 13, 2017, the extraordinary appeal filed by the Prosecutor was granted. On October 29, 2024, the Supreme Court issued a ruling ordering the suspension of the extraordinary appeal due to the statute of limitations. Therefore, it returned the proceedings to the court of origin for review.
Summary No.1426.
▪Date of notification of the opening of the summary proceeding: February 2, 2015.
▪Imputation of Charges: The charge is for failure to comply with regulations governing the decentralization of information technology and information systems activities abroad, as well as failure to meet minimum management, implementation, and control requirements.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 7 individuals.
▪Status of the Case: On July 29, 2019, a fine of Ps.945,000 was imposed against the Bank and fines were imposed on the individuals. On March 26, 2021, the Court of Appeals revoked the fines imposed on the Bank and the individuals. The BCRA filed an extraordinary appeal against this ruling, which is pending resolution before the Supreme Court of Justice of the Nation.
Summary No.7539.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
▪Date of notification of the opening of the summary proceeding: March 3, 2021.
▪Imputation of Charges: The Entity is charged with alleged non-compliance with the criminal exchange regime in connection with international transfers made by customers in 2019.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 3 individuals.
▪Status of the Case: On April 7, 2021, the Bank and the individuals answered to the defense. On December 9, 2024, the Court issued a judgment freely absolving the accused individuals of guilt and charges and declaring the Bank exempt from liability. The sentence is final.
Summary No.8064.
▪Date of notification of the opening of the summary proceeding: August 29, 2023.
▪Imputation of Charges: The Bank is charged with alleged noncompliance with the criminal exchange regime in connection with international transfers made in 2020 by customers.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 4 individuals.
▪Status of the Case: On October 4, 2023, the Entity and individuals responded to the releases.
Summary UIF Expt. No. 174/15.
▪Imputation of Charges: The entity is accused of alleged deficiencies in the Prevention Manual, in certain files and in some specific operations of former clients.
▪Defendants: Members of the Board of Directors at the date of the events.
▪Status of the Case: On November 17, 2020, the Entity was notified of Resolution UIF 47/20 in the framework of the summary 174/15 in which a fine of Ps.550 was imposed. On December 30, 2024 the Court of Appeals confirmed the fines imposed. As of the date of these financial statements, such resolution is final.
Summary CNV No. 631/2014.
▪Imputation of Charges: The Bank is charged with alleged formal breaches in the corporate books of Financial Trust (the Bank in its capacity as trustee).
▪Defendants: Members of the Board of Directors and Syndics at the date of the events.
▪Status of the Case: On March 6, 2019, the Bank was notified of the Resolution of the CNV in the framework of the summary 631/2014 which imposes a fine of Ps.200 to be applied to the Bank. On March 11, 2021, the Court of Appeals revoked the fine and the CNV filed an extraordinary appeal against such ruling, which was rejected on August 13, 2021. CNV filed a complaint appeal before the Argentine Supreme Court of Justice. On December 17, 2020, the Entity was notified of the Resolution of the CNV in the framework of the summary 632/14 in which a fine of Ps.500 thousand was imposed to be applied to the Entity jointly and severally with the directors and trustees at the time of the facts. On December 21, 2021, the Court of Appeals confirmed the fine sanction and ordered the CNV to determine the amount since the fine that the CNV had taken as an aggravating element to sanction (fine of the summary 631/2014) was later revoked. The extraordinary appeal against the resolution of the Court of Appeals was rejected and the Entity filed on July 5, 2022 a complaint appeal before the Supreme Court of Justice of the Nation.
The Group considers that the resolution of these proceedings will not have significant impact on its equity.
36.7.    ISSUANCE OF BONDS
Debt Securities issues are detailed in Notes 17 and 19.
36.8.    RESTRICTIONS TO DISTRIBUTION OF PROFITS
According to Art. 70 of the General Companies Act, Grupo Financiero Galicia S.A. must transfer to Legal Reserve 5% of the profit for the fiscal year, until said reserve reaches 20% of the capital stock plus the balance of the Capital Adjustment account.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
As regards Banco Galicia, Banco GGAL y Naranja Digital S.A.U., Argentine Central Bank regulations stipulate that 20% of the profits as per the Statement of Income at fiscal year closing must be allocated to Legal Reserve, plus (or minus) the Adjustments of the previous fiscal years and minus the accumulated loss, if any, at the closing of the previous fiscal year.
This proportion is applied regardless of the Legal Reserve to Capital Stock ratio. Whenever the Legal Reserve is used to absorb losses, profits may only be distributed again when the Reserve value reaches 20% of the Capital Stock plus the Capital Adjustment.
In accordance with the conditions established by the Argentine Central Bank, profits may only be distributed to the extent that Income is positive, after deducting the following items from the Retained Earnings, in addition to the Legal Reserve and that set forth in Bylaws, which set up be enforceable: the difference between the book value and the market value of public sector assets, and/or Argentine Central Bank's debt instruments not valued at market price, the amounts activated by deposits-related judicial causes, and the non-accounted adjustments required by the Argentine Central Bank and the external audit.
Additionally, another requirement in order to be able to distribute profits is to comply with the minimum capital technical ratio. The latter, exclusively for these purposes, will be determined by excluding the items mentioned above from asset and Retained Earnings. Likewise, the existing exemptions in terms of requirement, integration and/or minimum capital position will not be computed.
The Argentine Central Bank established that a capital conservation margin must be maintained in addition to the minimum capital requirement, equivalent to 3.5% of risk-weighted assets. Said margin must exclusively be integrated with Level 1 ordinary principal, net of deductible items. Income distribution will be limited when the level and composition of the entity's Regulatory Capital puts said distribution within the range of the capital conservation margin.
The Argentine Central Bank provided that income distribution must be performed with its prior authorization.
The Argentine Central Bank established that, from 01.01.25 until 12.31.25, the financial institutions may distribute income for up to 60% of the accumulated income, with prior authorization by said institution. In turn, said distribution may be made in 10 installments in homogeneous currency of each payment.
On May 30, 2025, the Argentine Central Bank authorized Banco Galicia the distribution of profits for a total amount of Ps.300,000,000 expressed in December 2024 currency, which were paid in full on the date of signing these condensed interim consolidated financial statements.
The Ordinary and Extraordinary General Meeting of Tarjeta Naranja S.A.U. held on March 16, 2006 resolved to set the maximum limit for the distribution of dividends at 25% of the realized and liquid earnings of each fiscal year, said restriction will remain in force as long as the Company's Shareholders' Equity is less than Ps. 300,000 (Ps. 122,320,811 in closing currency).

NOTE 37. ECONOMIC CONTEXT WHERE THE GROUP OPERATES
The Group operates in a complex economic context, both internationally and nationally.
Regarding the international sphere,the beginning of 2025 was characterized by increased volatility in international markets due to trade conflicts triggered by the tariffs announced by Donald Trump. However, the settlement of various trade agreements reduced volatility and benefited global stock markets in the last month. Specifically, while the tariffs imposed on Canada and Mexico were set at 25%, for the rest of the countries they were set at 10% for 90 days, with the exception of China, which was set at 30% for the same period. Although the final effect of these measures on the disinflation and economic activity scenario is unknown, the Federal Reserve kept the reference rate unchanged at its May meeting. Investors currently expect the announcement of a rate cut to be made at the September meeting. Regarding the markets, trade agreements have benefited equity, with the S&P and Nasdaq advancing 1.7% and 3.3% respectively so far this year.
At the local level, in 2024, the Gross Domestic Product exhibited an average annual decline of 1.7% compared to 2023. The decline was explained by investment (-17.8%), private consumption (-4.2%), and public consumption (-3.2%). Exports, on the other hand, grew by 23.2%. In seasonally adjusted terms, in the fourth quarter of 2024, the Gross Domestic Product grew 1.4% compared to the previous quarter. Additionally, according to data from the Monthly Estimator of Economic Activity, March 2025 would have seen a decline of 1.8% compared to the previous month.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
After closing 2023 with monthly inflation of 25.5% in December, price dynamics have shown a sustained slowdown throughout 2024, ending the year with a monthly variation of 2.7% in December. In year-on-year terms, inflation in 2024 closed at 117.8%. In April 2025, monthly inflation stood at 2.8%, while year-on-year inflation fell to 47.3%.
The exchange rate maintained its 2% monthly crawl throughout 2024, although the Central Bank moderated the rate of variation to 1% monthly as of February 1, 2025. On Friday, April 11, 2025, the Central Bank implemented a system of exchange rate bands, within which the exchange rate may fluctuate freely. These limits start at Ps.1,000 and Ps.1,400 and will be adjusted monthly at a rate of -1% for the lower band and +1% for the upper band. As of June 3, 2025, the exchange rate stood at Ps.1,184.00.
At the same time, exchange restrictions for individuals were eliminated, dividend transfers abroad were enabled for balance sheets beginning in 2025, and import payments were made more flexible, favoring trade and investment. Likewise, the commercial exchange rate was unified, and progress was made in simplifying access to the foreign exchange market.
These measures are complemented by strong external support, including a new EFF agreement with the IMF for US$20 billion, of which US$15 billion would be disbursed throughout 2025, and additional lines of credit with multilateral organizations and international banks for US$6.1 billion.
In 2024, the current account balance of the Foreign Exchange Balance amounted to US$1.695 billion, while the capital and financial account balance totaled US$4.398 billion over the same period.
During 2024, International Reserves increased by US$ 6.567 billion, a result explained by foreign currency purchases from the private sector. These purchases totaled US$18.71 billion during the aforementioned period. As of June 3, 2025, International Reserves stood at US$37.768 billion, an increase of US$8.128 billion compared to the previous year-end. This increase includes the first disbursement of the new agreement with the International Monetary Fund, amounting to approximately US$12 billion.
As of December 30, 2024, private sector dollar deposits amounted to US$31.442 billion, an increase of US$15.639 billion compared to the end of 2023, partly explained by Stage 1 of the asset regularization process, carried out between mid-August and early November. As of May 30, 2025, the balance of private sector deposits in foreign currency totaled US$30.618 billion, a decrease of US$1.05 billion compared to the end of last year.
For its part, dollar credit to the private sector stood at US$10.829 billion at the end of December 2024, an increase of US$7.419 billion during the aforementioned period. According to the latest available data, the balance of dollar credit to the private sector was US$15.733 billion, an increase of US$4.904 billion compared to the end of 2024.
The monetary authority carried out successive reductions in the reference interest rate throughout 2024 and continues to reduce the rate throughout 2025. Specifically, the reference interest rate was reduced from 100% at the beginning of 2024 to 32% as of December 6. An additional reduction was made on January 31, 2025, and the yield on the Fiscal Liquidity Bills fell to 29%.
Since early October 2024, the monetary authority has begun publishing a new interest rate for fixed-term deposits of Ps.1 billion or more, with a maturity of 30 to 35 days, called the Argentine Wholesale Rate (TAMAR). As of June 2, the TAMAR stood at 34.3%.
During 2024, the Non-Financial Public Sector posted a primary surplus of Ps.10,405,810 million (equivalent to 1.8% of GDP). This result, net of interest payments, resulted in a positive financial result of Ps.1,764,786 million (0.3% of GDP). This was explained by a 27.5% year-over-year drop in real spending, which outweighed the real decline in revenues (-4.9% year-over-year).
In April 2025, the accumulated primary income recorded a surplus of Ps.5,203,069 million (0.6% of GDP), while the accumulated financial income was positive by Ps.1,881,730 million (0.2% of GDP).
At the end of January, the Government announced that a temporary reduction in export duties on the main agricultural products (soybeans, soybean derivatives, wheat, barley, sorghum, corn, and sunflowers) would apply from January 27 to June 30, 2025. Additionally, withholding taxes were permanently eliminated for regional economies.
The context of volatility and uncertainty continues at the date of issuance of these Consolidated Condensed Interim Financial Statements.
The Group's Directors permanently monitor the evolution of the variables that affect their business, to define their course of action and identify the potential impacts on their financial position. These consolidated financial statements must be read in the light of these circumstances.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 38. SUBSEQUENT EVENTS
Events occurring after the closing date and prior to the issuance of these financial statements are detailed below:
Issuance of Negotiable Obligations

Company	Placement date	Class No.	Currency	NV	Term	Maturity Date	Rate
Banco Galicia	04.29.25	XXIV	Ps.	12,195,456	6 months	10.30.25	(1)	2.65%
Banco Galicia	04.29.25	XXV	Ps.	53,701,755	12 months	04.30.26	Tamar +	3.50%
Banco Galicia	05.07.25	XXVI	US$	128,025	205 days	11.28.25	(2)
Banco Galicia	05.23.25	XXVII	US$	68,703	7 months	12.30.25	(3)	4.00%
Banco Galicia	05.23.25	XXVIII	US$	71,872	12 months	05.29.26	(3)	5.90%
Tarjeta Naranja S.A.U.	04.25.25	LXIV- Serie I	US$	32,685	24 months	04.30.27	(3)	7.90%
Tarjeta Naranja S.A.U.	04.25.25	LXIV- Serie II	US$	45,000	6 months	10.31.25	(2)
Tarjeta Naranja S.A.U.	04.25.25	LXIV- Serie III	Ps.	85,072,998	12 months	04.30.26	Tamar +	4.50%
(1) Monthly effective rate
(2) Interest is not accrued.
(3) Annual nominal rate.
Shareholders' meetings
Grupo Financiero Galicia S.A.
On April 29, 2025, the General Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. was held. At the aforementioned Meeting, among other items, resolved the following destination of the unallocated results:
•to Legal Reserve the amount of Ps. 87,864,778
•to Cash Dividends the amount of Ps. 88,000,000
•to Optional Reserve for future distribution of profits Ps. 1,581,430,787
Additionally, the aforementioned Meeting resolved to delegate to the Board of Directors the power to withdraw from the Reserve for the eventual distribution of profits up to the amount of Ps. 300,000,000, subject to the approval, terms and conditions that the subsidiary Banco Galicia obtains from the BCRA with respect to the payment of dividends. (See Note 36.8).
On May 14, 2025, the payment of Ps. 88,000,000 was made, which represented Ps. 54.79 (amount expressed in pesos) per share.
Corporate Reorganizations
On February 3, 2025, the Boards of Directors of Banco de Galicia and other Grupo Galicia entities (Banco GGAL, Galicia Asset Management, GGAL Asset Management, Sudamericana Holding, GGAL Participaciones, and GGAL Holdings) initiated a corporate reorganization to enhance technical and administrative efficiency. Key actions included:
•GGAL Holdings S.A. to be dissolved without liquidation and absorbed by Banco Galicia, Galicia Asset Management, and Sudamericana Holding.
•Banco Galicia to absorb Banco GGAL, consolidating banking operations.
•Galicia Asset Management to absorb GGAL Asset Management, unifying mutual fund management.
•Sudamericana Holding to absorb GGAL Participaciones.
On April 23, 2025, shareholders' meetings approved the reorganization, special and consolidated balance sheets as of December 31, 2024, and set January 1, 2025, as the effective date for accounting and tax purposes. Capital increases and share issuances were approved for Banco Galicia, Galicia Asset Management, and Sudamericana Holding, along with corresponding share premiums.
Merger Authorization:
On May 22, 2025, the Central Bank of the Argentine Republic has issued Resolution “RESOL-2025-122-E-GDEBCRA-SDD#BCRA”, whereby it resolves to authorize Banco de Galicia y Buenos Aires S.A., under the terms of Section 7 of the

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
Financial Institutions Law, to merge by absorption, as absorbing entity, with Banco GGAL S.A., in accordance with the provisions of the “Previous Commitment of Spin-Off-Merger and Merger by Absorption”, which shall take place within 180 (one hundred and eighty) days as from the date hereof.
On June 4, 2025, the National Securities Commission approved the merger and forwarded the file for registration in the Public Registry of Commerce.
Addendum to the Mutual Fund Management Regulations
On May 10, 2025, the procedures for the amendment by addendum of the management regulations of the mutual funds with the purpose of substituting GGAL Asset Management S.A. S.G.F.C.I. by Galicia Asset Management S.A.U., as the managing company; and to replace Banco GGAL S.A. by Banco de Galicia y Buenos Aires S.A.U., as the depositary company. The CNV approved the aforementioned amendment with conditions on May 28, 2025, which were lifted on May 30.

GRUPO FINANCIERO GALICIA S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Item	Holding
	Fair Value Level	Book Balance as of
		03.31.25	12.31.24
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,331,346,841	1,637,926,982
Local		1,302,668,443	1,608,675,320
Government Securities		1,161,109,453	1,466,008,227
Argentine Government Bonds	Level 1	730,722,801	988,650,209
Argentine Government Bonds	Level 2	—	10,144,574
Argentine Government Bonds	Level 3	341	370
Provincial Government Bonds	Level 1	46,503,385	18,663,238
Provincial Government Bonds	Level 2	1,775,546	2,272,058
Provincial Government Bonds	Level 3	9,979,854	31,851,241
City of Buenos Aires Bonds	Level 1	2,582,127	4,439,833
Treasury Bills	Level 1	136,490,111	409,986,704
Treasury Bills	Level 2	233,055,288	—
Argentine Central Bank Bills and Notes		7,373,724	2,816,801
Argentine Central Bank Notes	Level 1	7,373,724	2,816,801
Corporate Securities		134,185,266	139,850,292
Debt securities	Level 1	99,683,925	62,051,013
Debt securities	Level 2	26,133,767	72,894,130
Debt securities	Level 3	7,767,891	4,587,866
Debt Securities from Financial Trusts	Level 1	113,633	—
Debt Securities from Financial Trusts	Level 2	486,050	136,743
Debt Securities from Financial Trusts	Level 3	—	180,540
From Abroad		28,678,398	29,251,662
Government Securities		28,678,398	29,251,662
Foreign Treasury Bills	Level 1	28,678,398	29,251,662

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

Item	Holding
	Fair Value Level	Book Balance as of
		03.31.25	12.31.24
OTHER DEBT SECURITIES		4,901,855,084	4,864,662,160
Measurement at Fair Value through OCI		2,846,015,659	2,497,532,441
Local		2,846,015,659	2,497,532,441
Government Securities		2,840,645,424	2,491,676,403
Argentine Government Bonds	Level 1	1,079,169,146	565,486,167
Argentine Government Bonds	Level 2	336,899,529	419,870,305
Argentine Government Bonds	Level 3	—	2,553,142
Treasury Bills	Level 1	921,571,265	946,858,968
Treasury Bills	Level 2	503,005,474	556,907,821
City of Buenos Aires Bonds	Level 1	10	—
Corporate Securities		5,370,235	5,856,038
Debt securities	Level 1	5,370,235	—
Debt securities	Level 2	—	5,856,038
Measurement at Amortized Cost		2,055,839,425	2,367,129,719
Local		2,055,839,425	2,367,129,719
Government Securities		2,047,364,260	2,355,587,548
Argentine Government Bonds		1,930,822,582	2,228,410,574
Treasury Bills		128,044,620	142,794,316
Allowance for Uncollectible Accounts Risk		(11,502,942)	(15,617,342)
Corporate Securities		8,475,165	11,542,171
Debt securities		8,424,066	11,482,946
Others		51,177	59,316
Allowance for Uncollectible Accounts Risk		(78)	(91)
INVESTMENTS IN EQUITY INSTRUMENTS		72,756,726	45,693,300
Measured at Fair Value through Profit or Loss		72,756,726	45,693,300
Local		64,141,400	39,954,054
Shares	Level 1	30,907,241	8,947,863
Shares	Level 3	33,234,159	31,006,191
From Abroad		8,615,326	5,739,246
Shares	Level 1	3,155,188	1,498,641
Shares	Level 3	5,460,138	4,240,605

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Item	03.31.25	12.31.24
COMMERCIAL PORTFOLIO
In Normal Situation	5,494,739,388	5,253,707,023
With Preferred Guarantees and Counter-guarantees “A”	156,815,107	147,249,050
With Preferred Guarantees and Counter-guarantees “B”	167,676,267	175,847,926
Without Preferred Guarantees or Counter-guarantees	5,170,248,014	4,930,610,047
With Special Follow-up - Under observation	5,026,882	3,407,159
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	23,785	—
Without Preferred Guarantees or Counter-guarantees	5,003,097	3,407,159
With Problems	—	18,814,721
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	16,746,371
Without Preferred Guarantees or Counter-guarantees	—	2,068,350
With High Insolvency Risk	10,188,249	1,479,534
With Preferred Guarantees and Counter-guarantees “A”	—
With Preferred Guarantees and Counter-guarantees “B”	—
Without Preferred Guarantees or Counter-guarantees	10,188,249	1,479,534
Irrecoverable	14,696,259	—
With Preferred Guarantees and Counter-guarantees “A”	—
With Preferred Guarantees and Counter-guarantees “B”	7,615,444
Without Preferred Guarantees or Counter-guarantees	7,080,815	—
TOTAL COMMERCIAL PORTFOLIO	5,524,650,778	5,277,408,437

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

Item	03.31.25	12.31.24
HOUSING AND CONSUMPTION PORTFOLIO
Normal situation	12,149,174,847	11,627,714,902
With Preferred Guarantees and Counter-guarantees “A”	276,594,158	293,958,968
With Preferred Guarantees and Counter-guarantees “B”	1,034,192,251	893,190,595
Without Preferred Guarantees or Counter-guarantees	10,838,388,438	10,440,565,339
Low Risk	538,923,231	380,413,266
With Preferred Guarantees and Counter-guarantees “A”	909,749	774,024
With Preferred Guarantees and Counter-guarantees “B”	13,833,421	8,243,155
Without Preferred Guarantees or Counter-guarantees	524,180,061	371,396,087
Low Risk - Under special treatment	1,891,914	769,528
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	896,044	410,973
Without Preferred Guarantees or Counter-guarantees	995,870	358,555
Medium Risk	395,769,296	211,084,452
With Preferred Guarantees and Counter-guarantees “A”	194,112	263,482
With Preferred Guarantees and Counter-guarantees “B”	3,215,147	2,999,896
Without Preferred Guarantees or Counter-guarantees	392,360,037	207,821,074
High Risk	220,378,192	162,801,619
With Preferred Guarantees and Counter-guarantees “A”	255,880	201,916
With Preferred Guarantees and Counter-guarantees “B”	2,425,446	3,480,158
Without Preferred Guarantees or Counter-guarantees	217,696,866	159,119,545
Irrecoverable	41,111,526	65,254,541
With Preferred Guarantees and Counter-guarantees “A”	248,062	271,061
With Preferred Guarantees and Counter-guarantees “B”	1,312,068	2,239,139
Without Preferred Guarantees or Counter-guarantees	39,551,396	62,744,341
TOTAL HOUSING AND CONSUMPTION PORTFOLIO	13,347,249,006	12,448,038,308
GRAND TOTAL (1)	18,871,899,784	17,725,446,745

(1) Reconciliation between Schedule B and the Statement of Financial Position:	03.31.25	12.31.24
Loans and Other Financing	16,484,083,272	15,621,023,971
Other Debt Securities	4,901,855,084	4,864,662,160
Agreed Credits and Guarantees Granted accounted Off-Balance Sheet	1,303,198,790	1,214,053,876
plus Allowances	958,020,005	724,916,099
plus IFRS Adjustments not computable for the Statement of Debtor's Financial Position	146,120,597	180,991,001
minus Others not computable for the Statement of Debtors' Financial Position	(33,368,280)	(32,936,411)
minus Government Securities and Monetary Regulation Instruments	(4,888,009,684)	(4,847,263,951)
Total	18,871,899,784	17,725,446,745

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

	Financing
	03.31.25		12.31.24
	Debt Balance	% on total portfolio	Debt Balance	% on total portfolio
10 Largest Customers	1,606,417,953	9%	1,213,127,789	7%
Next 50 Largest Customers	1,819,364,449	10%	1,769,293,553	10%
Next 100 Largest Customers	925,336,628	5%	901,723,361	5%
Remaining Customers	14,520,780,754	76%	13,841,302,042	78%
Total (1)	18,871,899,784	100%	17,725,446,745	100%

(1) Reconciliation between Schedule B and the Statement of Financial Position:	03.31.25	12.31.24
Loans and Other Financing	16,484,083,272	15,621,023,971
Other Debt Securities	4,901,855,084	4,864,662,160
Agreed Credits and Guarantees Granted accounted Off-Balance Sheet	1,303,198,790	1,214,053,876
plus Allowances	958,020,005	724,916,099
plus IFRS Adjustments not computable for the Statement of Debtor's Financial Position	146,120,597	180,991,001
minus Others not computable for the Statement of Debtors' Financial Position	(33,368,280)	(32,936,411)
minus Government Securities and Monetary Regulation Instruments	(4,888,009,684)	(4,847,263,951)
Total	18,871,899,784	17,725,446,745

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated
The following chart shows the fall of future contractual flows, including interest and secondary items to accrue until expiration of the contracts, undiscounted.

		Terms until Maturity
Item	Portfolio	1 month	3 months	6 months	12 months	24 months	More than	Total
	past du						24 months
Non-financial Public Sector	—	11,718,639	—	4,943	—	—	—	11,723,582
Financial Sector	156,190	69,425,050	41,862,944	4,094,561	6,664,445	4,482,615	859,162	127,544,967
Non-financial Private Sector and Residents Abroad	670,466,035	8,571,724,929	3,954,263,399	3,728,449,376	3,096,947,734	2,582,528,252	4,572,495,634	27,176,875,359
Total	670,622,225	8,652,868,618	3,996,126,343	3,732,548,880	3,103,612,179	2,587,010,867	4,573,354,796	27,316,143,908

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE H – CONCENTRATION OF DEPOSITS
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

	Deposits
	03.31.25		12.31.24
Number of Customers	Placement Balance	% on total portfolio	Placement Balance	% on total portfolio
10 Largest Customers	3,892,116,293	20%	3,989,171,846	20%
Next 50 Largest Customers	2,040,727,293	11%	1,962,743,332	10%
Next 100 Largest Customers	805,361,802	4%	729,047,509	4%
Remaining Customers	12,482,644,184	65%	13,550,165,244	66%
Total	19,220,849,572	100%	20,231,127,931	100%

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

The following chart shows the fall of future contractual flows, including interest and secondary items to accrue until expiration of the contracts, undiscounted.

	Terms until Maturity
Item	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposit accounts (1)	18,291,166,728	718,083,320	225,183,850	74,890,439	57,235,080	152,626,972	19,519,186,389
Non-Financial Public Sector	289,864,706	52,679,652	111,739	43,813	—	—	342,699,910
Financial Sector	1,970,066	—	—	—	—	—	1,970,066
Non-Financial Private Sector and Residents Abroad	17,999,331,956	665,403,668	225,072,111	74,846,626	57,235,080	152,626,972	19,174,516,413
Liabilities at Fair Value through Profit or Loss	61,842,719	—	—	—	—	—	61,842,719
Derivative Financial Instruments	18,073,743	997,359	233,280	—	—	—	19,304,382
Repurchase Transactions	111,695,652	—	—	—	—	—	111,695,652
Other Financial Institutions	111,695,652	—	—	—	—	—	111,695,652
Other Financial Liabilities	3,961,268,382	515,737,541	201,275,693	12,099,333	17,183,347	26,834,093	4,734,398,389
Financing from the Argentine Central Bank and Other Financial Institutions	266,434,970	162,459,100	61,710,651	65,784,090	56,414,174	195,553,442	808,356,427
Debt Securities	121,944,613	161,368,625	86,120,356	407,122,596	—	344,351,486	1,120,907,676
Subordinated Debt Securities	—	4,217,838	10,643,525	10,643,525	277,867,348	—	303,372,236
Total	22,832,426,807	1,562,863,783	585,167,355	570,539,983	408,699,949	719,365,993	26,679,063,870

(1) Maturities for the first month include:
Checking Accounts	1,832,976,529
Savings Accounts	11,172,592,403
Time Deposits	5,164,230,737
Other Deposits	121,367,059

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE J – CHANGES IN PROVISIONS
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Item	Balances at the beginning of the fiscal year	Increases	Decreases
			Reversals of Allowances for Loan Losses	Charge offs	Effect Inflation	Balances as of 03.31.25	Balances as of 12.31.24
LIABILITIES
Administrative and disciplinary sanctions	—	19,023	—	(18,949)	(3)	71	—
Provisions for Termination Benefits	349,301,215	560,329	—	(62,073,878)	(27,275,173)	260,512,493	349,301,215
Others	81,276,819	5,680,314	(90,856)	(1,305,735)	(6,458,417)	79,102,125	81,276,819
TOTAL PROVISIONS	430,578,034	6,259,666	(90,856)	(63,398,562)	(33,733,593)	339,614,689	430,578,034

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE L – FOREIGN CURRENCY BALANCES
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Item	Headquarters and Branch Offices in the Country		31.03.25
		03.31.25	US Dollar	Euro	Real	Others	12.31.24
ASSETS
Cash and Due from Banks	5,036,976,713	5,036,976,713	5,004,107,025	27,516,062	394,379	4,959,247	6,393,651,771
Debt Securities at Fair Value through Profit or Loss	378,307,908	378,307,908	378,307,908	—	—	—	453,749,090
Derivative Financial Instruments	10,739	10,739	10,739	—	—	—	11,210
Other Financial Assets	119,951,374	119,951,374	119,951,374	—	—	—	135,460,087
Loans and Other Financing	3,515,443,292	3,515,443,292	3,509,810,412	5,204,071	—	428,809	3,057,720,513
Non-financial Public Sector	1,151,565	1,151,565	1,151,565	—	—	—	2,483,140
Other Financial Institutions	13,533	13,533	13,533	—	—	—	3,591
Non-financial Private Sector and Residents Abroad	3,514,278,194	3,514,278,194	3,508,645,314	5,204,071	—	428,809	3,055,233,782
Other Debt Securities	388,628,315	388,628,315	388,628,315	—	—	—	352,967,509
Financial Assets Pledged as Collateral	65,328,677	65,328,677	65,328,677	—	—	—	68,345,017
Investments in Equity Instruments	9,238,932	9,238,932	7,670,066	1,568,866	—	—	8,089,472
Assets from Insurance Contracts	—	—	—	—	—	—	3,374,491
Other Non-financial Assets	3,773,041	3,773,041	3,773,041	—	—	—	4,494,204
TOTAL ASSETS	9,517,658,991	9,517,658,991	9,477,587,557	34,288,999	394,379	5,388,056	10,477,863,364
LIABILITIES
Deposits	7,174,292,940	7,174,292,940	7,174,292,940	—	—	—	8,394,692,076
Non-Financial Public Sector	24,546,308	24,546,308	24,546,308	—	—	—	82,390,942
Financial Sector	316,040	316,040	316,040	—	—	—	138,862
Non-Financial Private Sector and Residents Abroad	7,149,430,592	7,149,430,592	7,149,430,592	—	—	—	8,312,162,272
Liabilities at Fair Value through Profit or Loss	18,025,250	18,025,250	18,025,250	—	—	—	9,777,215
Other Financial Liabilities	552,448,502	552,448,502	544,873,649	6,505,115	—	1,069,738	461,210,093
Financing from the Argentine Central Bank and Other Financial Institutions	74,721,450	74,721,450	65,904,820	8,816,630	—	—	41,218,365
Issued Debt Securities	894,228,592	894,228,592	894,228,592	—	—	—	866,265,640
Subordinated Debt Securities	271,441,661	271,441,661	271,441,661	—	—	—	288,917,745
Liabilities from Insurance Contracts	—	—	—	—	—	—	377,296,229
Other Non-Financial Liabilities	53,734,625	53,734,625	53,728,510	6,115	—	—	57,682,515
TOTAL LIABILITIES	9,038,893,020	9,038,893,020	9,022,495,422	15,327,860	—	1,069,738	10,497,059,878

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Hedge Type	Purpose of the Operations Performed	Underlying Assets	Type of Settlement	Scope of Negotiation of Counterpart	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount (*)
FORWARDS IN FOREIGN CURRENCY
A3 - Purchases	Not applicable	Brokerage - Own Account	Foreign Currency	Daily Difference	A3 Mercados S.A.	3	1	2	1,586,577,969
A3 - Sales	Not applicable	Brokerage - Own Account	Foreign Currency	Daily Difference	A3 Mercados S.A.	3	1	2	1,483,922,629
FORWARDS - CUSTOMERS
Purchases	Not applicable	Brokerage - Own Account	Foreign Currency	At Maturity of Differences	OTC – Residents in the Country - Non- Financial Sector	6	95	33	120,357,642
Sales	Not applicable	Brokerage - Own Account	Foreign Currency	At Maturity of Differences	OTC - Country residents - Non- financial sector	8	149	35	49,439,669
REPURCHASE TRANSACTIONS
Forward Sales	Not applicable	Brokerage - Own Account	Argentine Government Securities	With Delivery of Underlying Asset	A3 Mercados S.A.	—	—	—	65,052,676
(*) Corresponds to notional values.

GRUPO FINANCIERO GALICIA S.A.
SCHEDULE R – CORRECTION OF VALUE FOR LOSSES - ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RISK
FOR THE PERIOD COMMENCED JANUARY 1, 2025 AND ENDED MARCH 31, 2025, IN COMPARATIVE FORMAT.
Figures Stated in Thousand of Argentine Pesos (Ps.), Except as Otherwise Stated

			ECL of remaining financial assets lifetime
	Balances at the beginning of the fiscal year	ECL for the next 12 months	FI with significant increases of credit risk	FI with credit impairment	FI with credit impairment either bought or originated	Simplified approach	Monetary Income generated by allowances	Balance as of period closing
Other Financial Assets	1,589,042	(1,451)	(5)	(147,706)	—	—	(131,281)	1,308,599
Loans and Other Financing	724,916,008	21,906,699	96,640,671	160,371,077	—	—	(57,317,470)	946,516,985
Non-Financial Public Sector	542,185	(442,039)	—	—	—	—	(42,793)	57,353
Other Financial Institutions	83,483	14,663	—	(167)	—	—	(7,349)	90,630
Non-Financial Private Sector and Residents Abroad	724,290,340	22,334,075	96,640,671	160,371,244	—	—	(57,267,328)	946,369,002
Advances	10,299,272	2,097,259	353,310	2,096,554	—	—	(956,815)	13,889,580
Overdrafts	15,056,630	(631,308)	830,499	3,196,604	—	—	(1,303,346)	17,149,079
Mortgage	9,879,853	1,452,640	3,151,944	(385,986)	—	—	(912,014)	13,186,437
Pledges	14,402,088	461,050	2,893,682	114,019	—	—	(1,220,915)	16,649,924
Personal	220,551,972	(851,973)	32,887,298	81,950,468	—	—	(14,673,744)	319,864,021
Credit cards	328,707,444	20,280,284	54,256,997	71,231,074	—	—	(27,938,678)	446,537,121
Finance Leases	966,109	42,143	124,910	403,139	—	—	(93,938)	1,442,363
Others	124,426,972	(516,020)	2,142,031	1,765,372	—	—	(10,167,878)	117,650,477
Other Debt Securities	15,617,433	(2,881,765)	—	—	—	—	(1,232,648)	11,503,020
Financial Assets Pledged as Collateral	74,170	4,705	—	—	—	—	(5,854)	73,021
TOTAL ALLOWANCES	742,196,653	19,028,188	96,640,666	160,223,371	—	—	(58,687,253)	959,401,625